UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

CLINICAL DATA, INC.
(Name of Subject Company)

CLINICAL DATA, INC.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
Laurus Warrant Exercisable for Shares of Common Stock
2005 Warrants Exercisable for Shares of Common Stock
2006 Warrants Exercisable for Shares of Common Stock
2008 Warrants Exercisable for Shares of Common Stock
2009 Series A Warrants Exercisable for Shares of Common Stock
2009 Series B Warrants Exercisable for Shares of Common Stock
Clinical Data Notes Convertible into Shares of Common Stock
(Title of Class of Securities)

Common Stock, $0.01 par value per share — 18725U109
Laurus Warrant Exercisable for Shares of Common Stock — Not Applicable
2005 Warrants Exercisable for Shares of Common Stock — Not Applicable
2006 Warrants Exercisable for Shares of Common Stock — Not Applicable
2008 Warrants Exercisable for Shares of Common Stock — Not Applicable
2009 Series A Warrants Exercisable for Shares of Common Stock — Not Applicable
2009 Series B Warrants Exercisable for Shares of Common Stock — Not Applicable
Clinical Data Notes Convertible into Shares of Common Stock — Not Applicable
(CUSIP Number of Class of Securities)

Caesar J. Belbel
Executive Vice President, Chief Legal Officer and Secretary
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, MA 02458
(617) 527-9933

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Marc A. Recht, Esq.
Barbara L. Borden, Esq.
Cooley LLP
500 Boylston Street, 14th Floor
Boston, MA 02116
(617) 937-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes attached hereto, this “Schedule 14D-9”) relates is Clinical Data, Inc., a Delaware corporation (“Clinical Data”). The address of the principal executive offices of Clinical Data is One Gateway Center, Suite 702, Newton, MA 02458, and its telephone number is (617) 527-9933. In this Schedule 14D-9, “we,” “us,” “our” and “Clinical Data” refer to Clinical Data, Inc.

(b) Securities.  The titles of the classes of equity securities to which this Schedule 14D-9 relates are (i) the common stock, $0.01 par value per share (“Shares”), of Clinical Data, (ii) that certain warrant, dated August 31, 2006, issued by Clinical Data to Laurus Master Fund, Ltd. (the “Laurus Warrant”), (iii) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005 between Clinical Data and the investors named therein (the “2005 Warrants”), (iv) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006 between Clinical Data and the investors named therein (the “2006 Warrants”), (v) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008 between Clinical Data and the purchasers named therein (the “2008 Warrants”), (vi) all of the warrants with an exercise price of $8.12 per share issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009 between Clinical Data and the buyers named therein (the “2009 Series A Warrants”), (vii) all of the warrants with an exercise price of $9.744 per share issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009 between Clinical Data and the buyers named therein (the “2009 Series B Warrants” and together with the 2009 Series A Warrants, the “2009 Warrants”), and (viii) all of the convertible notes dated February 25, 2009 issued by Clinical Data pursuant to that certain Securities Purchase Agreement dated February 25, 2009 by and among Clinical Data, New River Management V, LP and RJK, L.L.C. and in an aggregate principal amount of $50,000,000 (the “Clinical Data Notes”). The Laurus Warrant, 2005 Warrants, 2006 Warrants, 2008 Warrants and 2009 Warrants are referred to herein as the “In-the-Money Warrants.” The Shares, In-the-Money Warrants and Clinical Data Notes are referred to herein as the “Securities.” As of the close of business on March 3, 2011, there were (i) 31,090,561 Shares issued and outstanding, (ii) the Laurus Warrant exercisable for 19,216 Shares issued and outstanding, (iii) 2005 Warrants exercisable for 108,850 Shares issued and outstanding, (iv) 2006 Warrants exercisable for 143,774 Shares issued and outstanding, (v) 2008 Warrants exercisable for 757,461 Shares issued and outstanding, (vi) 2009 Series A Warrants exercisable for 1,527,650 Shares issued and outstanding, (vii) 2009 Series B Warrants exercisable for 1,527,650 Shares issued and outstanding, and (viii) Clinical Data Notes convertible into 6,110,599 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, address and telephone number of Clinical Data, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. Clinical Data’s website is www.clda.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.  This Schedule 14D-9 relates to the tender offer (the “Offer”) by Magnolia Acquisition Corp., a Delaware corporation (“Purchaser”). Purchaser is wholly-owned subsidiary of FL Holding CV, a Netherlands limited partnership (“Parent”), and Parent is an indirect wholly-owned subsidiary of Forest Laboratories, Inc. (“Forest”). The Offer is disclosed in a Tender Offer Statement on Schedule TO, dated March 8, 2011 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase, subject to the conditions set forth in the Offer to Purchase, dated March 8, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letters of Transmittal (as amended or supplemented from time to time, the “Letters of Transmittal”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2011. Copies of the Offer to Purchase and Letters of Transmittal are being mailed together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(1)(E), (a)(1)(F), (a)(1)(G), (a)(1)(H) and (a)(1)(I), and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 22, 2011 (the “Merger Agreement”), among Clinical Data, Forest, Parent and Purchaser. The Merger Agreement provides, among other things, that following the acceptance by Parent of Securities validly tendered in the Offer (the “Acceptance Time”) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into Clinical Data, with Clinical Data being the surviving corporation (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), and at such time (the “Effective Time”), each Security that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares that are held by (i) Clinical Data, Parent, Purchaser or any of their respective wholly-owned subsidiaries, which will cease to exist with no consideration to be paid in exchange therefor, and (ii) stockholders of Clinical Data, if any, who properly perfect their appraisal rights under the DGCL) will be converted into the right to receive the consideration provided under the Merger Agreement for such Security as described below.

The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed through a one-step Merger if the stockholders of Clinical Data have adopted the Merger Agreement at a meeting of stockholders (the “One-Step Merger”). On or about the date hereof, Clinical Data will file a preliminary proxy statement for a special meeting of stockholders to approve the adoption of the Merger Agreement and the Merger will be consummated either through the Offer followed by a Merger or directly through a One-Step Merger depending on whether the Offer or the One-Step Merger can be consummated first. If the Offer is consummated prior to the date of the special meeting to adopt the Merger Agreement, then the special meeting will not be held. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on Monday, April 4, 2011, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

Pursuant to the Offer, Purchaser has offered to purchase all of the issued and outstanding Shares for (i) $30.00 per Share in cash without interest and subject to any tax withholding (the “Cash Portion”) plus (ii) a contractual right, pursuant to a Contingent Value Rights Agreement (the “CVR Agreement”) that provides each stockholder the right to receive additional contingent payments of up to $6.00 per Share in cash upon the achievement of certain milestones as set forth in the CVR Agreement (the “Contingent Consideration” and, together with the Cash Portion, the “Offer Price”).

Pursuant to the Offer, Purchaser has offered to purchase the Laurus Warrant, if outstanding, for (i) the product of $10.00 multiplied by the number of Shares subject to such warrant as of immediately prior to the Parent’s acceptance of the Securities validly tendered in the Offer or upon the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such Laurus Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Pursuant to the Offer, Purchaser has offered to purchase all of the outstanding 2005 Warrants for (i) the product of $14.90 multiplied by the number of Shares subject to such 2005 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of the 2005 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Pursuant to the Offer, Purchaser has offered to purchase all of the outstanding 2006 Warrants for (i) the product of $17.71 multiplied by the number of Shares subject to such 2006 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of the 2006 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Pursuant to the Offer, Purchaser has offered to purchase all of the outstanding 2008 Warrants for (i) the product of $13.56 multiplied by the number of Shares subject to such 2008 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of the 2008 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Pursuant to the Offer, Purchaser has offered to purchase all of the outstanding 2009 Series A Warrants for (i) the product of $21.88 multiplied by the number of Shares subject to such 2009 Series A Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of the 2009 Series A Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Pursuant to the Offer, Purchaser has offered to purchase all of the outstanding 2009 Series B Warrants for (i) the product of $20.26 multiplied by the number of Shares subject to such 2009 Series B Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of the 2009 Series B Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Pursuant to the Offer, Purchaser has offered to purchase all of the outstanding Clinical Data Notes for (i) the product of $30.00 multiplied by the maximum number of Shares into which such Clinical Data Note is convertible immediately prior to the Acceptance Time or the Effective Time, as applicable and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon conversion in full of the Clinical Data Note as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Pursuant to the CVR Agreement, the holders of Securities will be entitled to receive cash payments for each Share acquired by Purchaser in the Offer (or, in the case of In-the-Money Warrants and the Clinical Data Notes, for each Share that would have been issuable upon the exercise or conversion thereof), with each payment conditioned upon the achievement of the applicable milestone related to the commercialization of Viibrydtm (“Viibryd”) and other products containing vilazodone hydrochloride (the “Product”) as follows:

Milestone #1.  Parent will be obligated to pay $1.00 in the event that the aggregate net sales of the Product in the United States in any four consecutive calendar quarters occurring between the Merger and the fifth anniversary of the Merger equal or exceed a total of $800,000,000.

Milestone #2.  Parent will be obligated to pay $2.00 in the event that the aggregate net sales of the Product in the United States in any four consecutive calendar quarters occurring between the Merger and the sixth anniversary of the Merger equal or exceed a total of $1,100,000,000.

Milestone #3.  Parent will be obligated to pay $3.00 in the event that aggregate net sales of the Product in the United States in any four consecutive calendar quarters occurring between the Merger and the seventh anniversary of the Merger equal or exceed a total of $1,500,000,000.

The five, six and seven year periods described above may be extended in certain circumstances in the event that the commercial launch of the Product occurs more than six months after the completion of the Merger. The terms of the Contingent Consideration described above reflect the parties’ agreement over the sharing of potential economic upside benefits from future net sales of the Product in the United States and do not necessarily reflect anticipated sales of the Product. There can be no assurance that such levels of net sales will occur or that any or all of the Contingent Consideration payments will be made. The right to the Contingent Consideration as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letters of Transmittal, copies of which have been respectively filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(1)(E), (a)(1)(F), (a)(1)(G), (a)(1)(H) and (a)(1)(I) hereto.

According to the Schedule TO, the address of the principal executive offices of Forest, Parent and Purchaser is 909 Third Avenue, New York, New York 10022-4731, and their telephone number is (212) 421-7850.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of Clinical Data attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), to the knowledge of Clinical Data, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Clinical Data or its affiliates and (i) Clinical Data, its executive officers, directors or affiliates, or (ii) Forest, Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Clinical Data’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of Clinical Data following the Acceptance Time other than at a meeting of the stockholders of Clinical Data.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a)	Arrangements between Clinical Data and its Executive Officers, Directors and Affiliates.

Clinical Data’s executive officers and the members of its board of directors may be deemed to have interests in the Transactions that may be different from or in addition to those of Clinical Data’s stockholders, generally. These interests may create potential conflicts of interest. The board of directors of Clinical Data was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Transactions.

For further information with respect to the arrangements between Clinical Data and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Security Ownership of Management and Certain Beneficial Owners,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Grants of Plan-Based Awards in 2010 Fiscal Year,” “Executive Employment Agreements,” “Outstanding Equity Awards at 2010 Fiscal Year-End,” “Termination of Employment and Change of Control Arrangements,” and “Director Compensation in Fiscal Year 2010.”

Outstanding Shares held by Directors and Executive Officers

Certain of our directors and executive officers own Shares that, upon the Acceptance Time (if tendered in connection with the Offer) or consummation of the Merger, will be converted into the right to receive the Cash Portion per Share plus Contingent Consideration per Share on the same terms and conditions as the other stockholders of Clinical Data. As of February 22, 2011, the directors and executive officers of Clinical Data beneficially owned, in the aggregate, 11,271,500 Shares, excluding Shares issuable upon exercise of options to purchase Shares, conversion of deferred stock units, conversion of warrants and conversion of notes, which are all discussed below. The following table sets forth the total number of outstanding Shares beneficially owned by such executive officers and directors on February 22, 2011, the Cash Portion they would have received in the Merger for such Shares (without taking into account any applicable tax withholdings), and the total number of Shares that would have been entitled to the right to receive the Contingent Consideration, assuming the Merger was completed or the Acceptance Time occurred on February 22, 2011. No cash value has been attributed to the Contingent Consideration.

				Number of
				Shares
				Entitled to
	Number of		Cash Value of	Contingent
Name	Shares Owned		Shares Owned	Consideration

Randal J. Kirk	11,010,882	(1)	$330,326,460	11,010,882
Larry Horner	159,522	(2)	$4,785,660	159,522
Burton Sobel	—		—	—
Richard J. Wallace	—		—	—
Andrew Fromkin	9,405		$282,150	9,405
Arthur Malman	66,054		$1,981,620	66,054
Scott Tarriff	16,600	(3)	$498,000	16,600
James Shaffer	1,000		$30,000	1,000
Caesar Belbel	—		—	—
Carol Reed	2,437		$73,110	2,437
C. Evan Ballantyne	5,600		$168,000	5,600
All directors and executive officers as a group (11 persons)	11,271,500		$338,145,000	11,271,500

(1)	Includes Shares owned by affiliates of Mr. Kirk and 7,600 unvested shares of restricted stock.

(2)	Includes Shares owned by Mr. Horner’s wife and 3,800 unvested shares of restricted stock.

(3)	Includes 3,800 unvested shares of restricted stock.

Treatment of Stock Options

As of February 22, 2011, there were 2,831,946 Shares subject to outstanding stock options granted under our Amended and Restated 2005 Equity Incentive Plan (the “2005 Plan”), our 2002 Incentive and Stock Plan (the “2002 Plan”) and the Genaissance Pharmaceuticals, Inc. 2000 Amended and Restated Equity Incentive Plan (the “2000 Plan” and, collectively with the 2005 Plan and 2002 Plan, the “Equity Incentive Plans”) to our current executive officers and directors. Similar to the treatment of stock options held by all our other employees, upon the consummation of the Merger, each outstanding stock option granted under our Equity Incentive Plans (whether or not vested) with an exercise price that is less than $36.00 and held by our executive officers and directors will be canceled and converted automatically into the right to receive (i) cash per share in the amount by which $30.00 exceeds the per share exercise price for such stock option and (ii) the Contingent Consideration with respect to each of the total number of Shares subject to such stock option. If the exercise price of the stock option equals or exceeds $36, the holder of such stock option will not be entitled to any consideration in connection with the Merger.

The following table sets forth the total amount of the Cash Portion that our executive officers and directors would have received (without taking into account any applicable tax withholdings) and total number of Shares that would have been entitled to Contingent Consideration, in respect of their vested and unvested stock options assuming the Merger was completed on February 22, 2011 and no vested stock options were disposed of prior to that time. For purposes of this table: (1) out-of-the-money stock options (i.e., those with an exercise price greater than $36.00 per share) are not included; and (2) no cash value has been attributed to the Contingent Consideration.

	Vested Options			Unvested Options
	Number of	Weighted-		Number of	Weighted-			Number of
	Shares	Average	Cash Spread	Shares	Average	Cash Spread		Shares
	Underlying	Exercise	Value	Underlying	Exercise	Value	Total Option	Entitled to
	Vested	Price per	from Vested	Unvested	Price per	from Unvested	Cash Spread	Contingent
Name	Options	Share	Options	Options	Share	Options	Value	Consideration

Randal J. Kirk	—	—	—	—	—	—	—	—
Larry Horner	15,000	$23.03	$104,550	—	—	—	$104,550	15,000
Burton Sobel	82,500	$15.33	$1,210,200	7,500	$16.16	$103,800	$1,314,000	90,000
Arthur Malman	26,250	$15.46	$381,788	7,500	$16.16	$103,800	$485,588	33,750
Richard Wallace	52,500	$17.86	$637,200	7,500	$16.16	$103,800	$741,000	60,000
Scott Tarriff	—	—	—	—	—	—	—	—
Andrew Fromkin	829,729	$13.04	$14,073,033	249,999	$16.10	$3,474,318	$17,547,351	1,079,728
James Shaffer	96,667	$14.51	$1,497,724	123,333	$16.43	$1,673,926	$3,171,650	220,000
Carol Reed	260,054	$14.20	$4,108,554	191,666	$16.13	$2,658,742	$6,767,296	451,720
C. Evan Ballantyne	221,668	$12.31	$3,921,506	163,332	$16.12	$2,267,244	$6,188,750	385,000
Caesar Belbel	329,272	$13.09	$5,567,399	163,332	$16.12	$2,267,244	$7,834,643	492,604
All directors and executive officers as a group (11 persons)	1,913,640		$31,501,954	914,162		$12,652,874	$44,154,828	2,827,802

Treatment of Restricted Stock

Our chairman, Randal J. Kirk, and two of our directors, Larry Horner and Scott Tarriff, hold shares of restricted stock granted under our 2005 Plan that were unvested as of February 22, 2011. Under the terms of each of the restricted stock agreements between Clinical Data and each director, the vesting of the unvested shares of restricted stock held by a director will be accelerated and fully vested upon a change of control of Clinical Data. The consummation of the Merger will constitute a change of control under each of the aforementioned restricted stock agreements. None of our executive officers held any shares of restricted stock as of February 22, 2011.

The following table sets forth the total amount of cash that our directors would have received in respect of their unvested restricted stock (without taking into account any applicable tax withholdings) and the total number of Shares that would have been entitled to Contingent Consideration, assuming the Merger was completed on February 22, 2011 and such Shares were accelerated and fully vested immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the Cash Portion and Contingent Consideration. No cash value has been attributed to the Contingent Consideration.

			Number of
			Shares
			Entitled to
	Number of	Value of Cash	Contingent
	Shares of	Consideration	Consideration
	Restricted Stock	Relating to	Relating to
	Vesting Upon	Shares of	Shares of
	Consummation	Restricted	Restricted
Name	of the Merger	Stock Vesting	Stock Vesting

Randal J. Kirk	7,600	$228,000	7,600
Larry Horner	3,800	$114,000	3,800
Scott Tarriff	3,800	$114,000	3,800

Treatment of Deferred Stock Units

Larry Horner, one of our directors, holds deferred stock units (“DSUs”) previously granted to him by Clinical Data. As of February 22, 2011, each of Mr. Horner’s DSUs was fully vested. At the Effective Time, each DSU outstanding will be canceled and converted automatically into the right to receive the Cash Portion and the Contingent Consideration with respect to each of the total number of Shares issuable upon conversion of such DSU. The following table sets forth the total amount of upfront cash consideration (without taking into account any applicable tax withholdings) that Mr. Horner would have received in respect of his DSUs and the number of Shares that would have been entitled to Contingent Consideration, assuming the Merger was completed on February 22, 2011. No cash value has been attributed to the Contingent Consideration.

			Number of
			Shares Entitled
		Total Cash	to Contingent
Name	Number of DSUs	Value of DSUs	Consideration

Larry Horner	2,068	$62,040	2,068

Treatment of Warrants

Certain of our directors and their affiliates hold In-the-Money Warrants that were outstanding as of February 22, 2011 issued pursuant to those certain securities purchase agreements described under “Securities” in Item 1(b) above. Upon the consummation of the Merger, each outstanding warrant with a exercise price that is less than $36.00 will be canceled as permitted by the terms thereof and converted into the right to receive cash consideration and the Contingent Consideration for each share issuable upon the exercise of such warrants. The amount of cash consideration each director will receive in the Merger for their In-the-Money Warrants will depend on the type of warrant they hold.

Mr. Kirk currently owns 2008 Warrants and 2009 Warrants. For each 2008 Warrant Mr. Kirk holds he will receive (i) the product of $13.56 multiplied by the number of Shares subject to such 2008 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of the 2008 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable. For each 2009 Warrant Mr. Kirk holds he will receive (i) the product of, in the case of the Series A 2009 Warrants, $21.88, and in the case of the Series B 2009 Warrants, $20.26, multiplied by the number of Shares subject to such 2009 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of the 2009 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Messrs. Horner, Tarriff and Malman beneficially own 2005 Warrants. For each 2005 Warrant Messrs. Horner, Tarriff and Malman hold they will receive (i) the product of $14.90 multiplied by the number of Shares subject to such 2005 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of the 2005 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable

In addition, Mr. Horner also beneficially owns 2006 Warrants. For each 2006 Warrant Mr. Horner holds, he will receive (i) the product of $17.71 multiplied by the number of Shares subject to such 2006 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of the 2006 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

The following table sets forth the total amount of upfront cash consideration (without taking into account any applicable tax withholdings) and the total number of Shares that would have been entitled to Contingent Consideration that our directors and certain of their affiliates holding In-the-Money Warrants would have received for the cancellation, if permitted by the terms thereof, and conversion of these In-the-Money Warrants, assuming the Merger was completed on February 22, 2011 and the In-the-Money Warrants were either tendered in the Offer and accepted by Parent or automatically converted into the right to receive the Merger consideration as described above. No cash value has been attributed to the Contingent Consideration.

		Weighted-
	Number of	Average		Number of
	Shares	Exercise	Total	Shares Entitled
	Underlying	Price per	Warrant Cash	to Contingent
Name	Warrants	Share	Spread Value	Consideration

Randal J. Kirk	3,812,761 (1)	$10.42	$74,640,232	3,812,761
Larry Horner	10,663 (2)	$13.89	$178,304	10,663
Scott Tarriff	7,500	$15.60	$111,750	7,500
Arthur Malman	3,750	$15.60	$55,875	3,750

(1)	Includes warrants held by affiliates of Mr. Kirk.

(2)	Consists of warrants held by Mr. Horner’s wife.

Treatment of Clinical Data Notes

On February 25, 2009, Clinical Data entered into a Securities Purchase Agreement with certain affiliates of our chairman, Randal J. Kirk, pursuant to which such affiliates hold Clinical Data Notes as of February 22, 2011 in the aggregate principal amount of $50,000,000 that are convertible into 6,110,599 Shares. Upon the consummation of the Merger, all of the outstanding Clinical Data Notes will be converted into the right to receive (i) the product of $30.00 multiplied by the maximum number of Shares into which such Clinical Data Note is convertible immediately prior to the Acceptance Time or the Effective Time, as applicable and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon conversion in full of the Clinical Data Note as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

The following table sets forth the total amount of upfront cash consideration (without taking into account any applicable tax withholdings) that Mr. Kirk and his affiliates would have received for the cancellation of the Clinical Data Notes and the number of Shares that would have been entitled to Contingent Consideration, assuming the Merger was completed on February 22, 2011 and the notes were either tendered in the Offer and accepted by Parent or automatically converted into the right to receive the Merger consideration as described above. No cash value has been attributed to the Contingent Consideration.

Number of
	Number of			Shares
	Shares	Conversion		Entitled to
	Underlying	Price		Contingent
Name	Notes	per Share	Cash Value	Consideration

Randal J. Kirk	6,110,599 (1)	$8.1825	$183,317,970	6,110,599

(1)	Includes Clinical Data Notes held by affiliates of Mr. Kirk.

Employment Arrangements

Clinical Data has previously entered into executive employment agreements with Andrew Fromkin, our President and Chief Executive Officer, C. Evan Ballantyne, our Chief Financial Officer and Executive Vice President, Caesar Belbel, our Chief Legal Officer, Secretary and Executive Vice President, Carol Reed, our Chief Medical Officer and Executive Vice President, and James Shaffer, our Chief Commercial Officer and Executive Vice President. All of Clinical Data’s current executive employment agreements provide that the executive’s employment may be terminated with or without Cause at any time by Clinical Data, or by the executive with or without Good Reason (as such terms are defined in the executive employment agreements). The payments due to the executives upon termination by Clinical Data without Cause or by the executives for Good Reason, include (1) any salary and vacation accrued and unpaid as well as any unpaid bonus earned with respect to any fiscal year ending on or preceding the date of termination and any unreimbursed expenses and any other payments and benefits to which the executive may be entitled under Clinical Data’s benefit plans, (2) the amount of the executive’s then current base salary for the twelve months following the date of termination, (3) all premiums for health and other benefits during the twelve month period following the date of termination and (4) immediate vesting of the officer’s unvested equity awards, with an extension of the eligible exercise period. In addition, if the executive’s employment is terminated for any reason other than for Cause, the executive may be entitled to receive such additional severance benefits as the board of directors of Clinical Data, in its sole discretion, may decide, including a bonus for the pro-rata portion of the executive’s annual bonus for the performance year in which his or her employment is terminated.

The following table sets forth for each executive officer of Clinical Data the estimated amount of cash severance pay, and the value of health, disability and dental benefits to which the executive officer would have been entitled assuming that the Merger was completed on February 22, 2011 and all such executive officers were terminated immediately after the closing without “Cause” or for “Good Reason,” as applicable.

			Total Potential
			Severance
		Estimated	Payments
		Payments	(Including
	Estimated	for 12 Months	Health
	Cash	Participation	and Other
	Severance	in Health	Benefit
Name	Payments	Plans	Payments)

Andrew J. Fromkin	$476,595	$17,198	$493,793
Caesar Belbel	$310,000	$6,512	$316,512
C. Evan Ballantyne	$310,000	$17,198	$327,198
James Shaffer	$300,000	$1,407	$301,407
Carol Reed	$367,200	$6,512	$373,712
All executive officers as a group (5 persons)	$1,763,795	$48,827	$1,812,622

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that, from and after the earlier of the Acceptance Time and the Effective Time, Parent will cause the surviving corporation to fulfill and honor the obligations of Clinical Data pursuant to (i) each indemnification agreement in effect as of February 22, 2011 between Clinical Data and individuals Clinical Data has previously agreed to indemnify, including the executive officers and current directors of Clinical Data, and (ii) for a period of six years from and after the earlier of the Acceptance Time and the Effective Time, any indemnification, expense advancement and exculpation provision set forth in the certificate of incorporation, bylaws or other organizational documents of Clinical Data. Parent has further agreed during the period of six years from and after the earlier of the Acceptance Time and the Effective Time, to not amend, repeal or modify the current indemnification provisions in Clinical Data’s certificate of incorporation, bylaws, or other organizational documents in any manner that could adversely affect an indemnified person’s rights thereunder and to also indemnify and hold harmless, and provide advancement of expenses to, to the fullest extent permitted by applicable law, each director and officer against any costs, fees and expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with (i) any acts or omissions occurring or alleged to occur prior to, or as of, the completion of the Merger in their capacity as a director, officer, employee or agent of Clinical Data or any of its subsidiaries or (ii) any of the transactions contemplated by the Merger Agreement.

For a period of six years after the earlier of the Acceptance Time and the Effective Time, Parent has also agreed to cause the surviving corporation to maintain in effect directors’ and officers’ liability and insurance coverage on terms and conditions that are no less favorable than our current policy. During this six year period, Parent (or the surviving corporation) will only be required to pay aggregate premiums for insurance up to 200% of the current annual premium for Clinical Data’s directors’ and officers’ liability insurance policy. Alternatively, Clinical Data may obtain a prepaid tail policy prior to the consummation of the Merger to provide currently indemnified persons with directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the earlier of the Acceptance Time and the Effective Time for a period of six years following such time, provided that the aggregate premium for such tail policy does not exceed 600% of Clinical Data’s current annual premium for its directors’ and officers’ liability insurance policy.

Representation on the Board of Directors

Following the Acceptance Time, Parent has the right to elect or designate such number of directors (the “Parent Designees”), rounded down to the next whole number, on the board of directors of Clinical Data that will give Parent, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, representation on the board of directors of Clinical Data equal to the product of (i) the total number of directors on the board of directors of Clinical Data, and (ii) the percentage that the aggregate number of Shares purchased by Purchaser pursuant to the Offer bears to the total number of Shares outstanding at the Acceptance Time. However, Parent will not be entitled to designate any directors to serve on the board of directors of Clinical Data unless it is the beneficial owner of Shares entitling it to exercise at least a majority of the voting power of the outstanding Shares. Under the Merger Agreement, Clinical Data is required, upon request by Parent, to take all actions necessary to enable the Parent Designees to be elected or appointed to the board of directors of Clinical Data, including (i) by promptly filling vacancies or newly created directorships on the board of directors of Clinical Data, (ii) promptly increasing the size of the board of directors of Clinical Data, and/or (iii) promptly securing the resignations of such number of its incumbent directors to the extent necessary to provide Parent with such level of representation.

The Merger Agreement also provides that in the event that the Parent Designees are elected or designated to the board of directors of Clinical Data, then, until the Effective Time, the board of directors of Clinical Data shall have at least two directors who are directors on the date of the Merger Agreement and not affiliates, representatives or designees of Parent or Purchaser (“Continuing Directors”). If the Parent Designees are elected or designated to the board of directors of Clinical Data, the approval of a majority of the Continuing Directors is required prior to the Effective Time, to take certain actions, including (i) amending or terminating the Merger Agreement, (ii) amending Clinical Data’s Certificate of Incorporation or Bylaws, (iii) extending the time for the performance of any of the obligations or other acts of Parent or Purchaser, (iv) waiving compliance with any covenant of Parent or Purchaser or any condition to any obligation of Clinical Data or waiving of any right of Clinical Data under the Merger Agreement, (v) changing the board of directors of Clinical Data’s recommendation regarding the Merger Agreement or the Transactions, (vi) consenting or acting by the board of directors of Clinical Data with respect to the Merger Agreement or the Merger, or (vii) exercising or waiving of any of Clinical Data’s rights or remedies under the Merger Agreement or otherwise with respect to the Transactions.

The foregoing summary concerning representation on the board of directors of Clinical Data does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)	Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On February 22, 2011, Clinical Data, Forest, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the Conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Non-Disclosure Agreement

On December 11, 2007, Clinical Data and Forest entered into a Non-Disclosure Agreement, which the parties amended on May 6, 2010 (as amended, the “Non-Disclosure Agreement”). Under the terms of the Non-Disclosure Agreement, Forest agreed that, subject to certain exceptions, any non-public information regarding Clinical Data and its subsidiaries or affiliates furnished to Forest or to its representatives for the purposes of evaluating a potential transaction between the parties would, for a period of three years from the date of the Non-Disclosure Agreement, be kept confidential, except as provided in the Non-Disclosure Agreement. Additionally, Forest further agreed that, subject to certain exceptions, Forest would not hire for employment any employee of Clinical Data for a period of three years from the date of the Non-Disclosure Agreement. Forest also agreed that during such period, it would not, without the written consent of the board of directors of Clinical Data, acquire any securities of Clinical Data, propose any merger, joint venture or similar transaction, advise or influence the voting of Clinical Data’s securities, seek to control or influence Clinical Data’s management or board of directors or communicate with Clinical Data’s stockholders regarding the subject matter of the Non-Disclosure Agreement. Pursuant to the amendment, these restrictions on business combination or soliciting proposals for an acquisition transaction would not apply after the public announcement by Clinical Data’s board of directors approving or recommending such business combination, the solicitation by Clinical Data of offers for a business combination or the commencement by a third party of a tender offer for at least 50% of the voting securities of Clinical Data.

Such summary and description of the Non-Disclosure Agreement are qualified in its entirety by reference to the Non-Disclosure Agreement and the amendment thereto, which are filed as Exhibits (e)(3) and (e)(4) hereto, respectively, and are incorporated herein by reference.

(c)	Arrangements among Parent, Purchaser, and Certain Executive Officers and Directors of Clinical Data.

Securityholder Tender and Support Agreement

On February 22, 2011 Parent and Purchaser entered into the Securityholder Tender and Support Agreement (the “Support Agreement”) with the executive officers and directors of Clinical Data and certain affiliates thereof (the “Supporting Stockholders”) in their capacities as stockholders, warrant holders and note holders of Clinical Data, pursuant to which the Supporting Stockholders have agreed to tender, and not withdraw, all outstanding Shares beneficially owned by them or acquired by them after such date, and all In-the-Money Warrants and Clinical Data Notes beneficially owned by them (collectively, “Subject Securities”) in the Offer no later than seven business days after receipt by such Supporting Stockholder of all documents or instruments required to be delivered pursuant to the terms of the Offer.

The Support Agreement also provides that the Supporting Stockholders, if their Subject Securities have not been previously accepted for payment pursuant to the Offer, will, at any meeting of Clinical Data’s stockholders (or in connection with any written consent of such stockholders), vote or cause to be voted such Subject Securities (i) in favor of (A) the adoption of the Merger Agreement, and (B) without limiting the preceding clause (A), the approval of any proposal to adjourn or postpone such stockholders’ meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which such stockholders’ meeting is held, and (ii) against any action or agreement that would reasonably be expected to materially impede, hinder, interfere with, prevent, delay or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including any agreement or arrangement related to an alternative acquisition proposal. In furtherance of the Supporting Stockholders’ covenants under the Support Agreement, the Supporting Stockholders agreed to appoint Parent as their attorney-in-fact and proxy to attend all meetings of Clinical Data’s stockholders, and to vote their Subject Securities in favor of adoption of the Merger Agreement and against the actions described in clause (ii) of the immediately preceding sentence (or grant or withhold a written consent in connection therewith).

Such summary and description of the Support Agreement are qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(19) hereto and is incorporated herein by reference.

The Merger Agreement and Support Agreement have been filed as exhibits to the Schedule 14D-9 to provide stockholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about Clinical Data in Clinical Data’s public reports filed with the SEC. The Merger Agreement and Support Agreement and the summary of their terms contained in the Offer to Purchase filed by Purchaser with the SEC on March 8, 2011, are incorporated herein by reference, and are not intended to provide any other factual information about Clinical Data. The representations, warranties and covenants contained in each agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to the agreements, and may be subject to limitations agreed upon by such parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Neither investors nor stockholders are third-party beneficiaries under the Merger Agreement and Support Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 4.	The Solicitation or Recommendation.

On February 21, 2011, the board of directors of Clinical Data unanimously (i) determined that the Merger Agreement, the Support Agreement and the Transactions are advisable, fair to and in the best interests of the holders of Shares, (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by Clinical Data and declared that the Merger Agreement is advisable and (iii) resolved to recommend that the holders of Shares, In-the-Money Warrants and Clinical Data Notes accept the Offer and tender their Shares, In-the-Money Warrants and Clinical Data Notes pursuant to the Offer, and that holders of Shares adopt the Merger Agreement.

Accordingly, and for other reasons described in more detail below, the board of directors of Clinical Data unanimously recommends that holders of Shares, In-the-Money Warrants and Clinical Data Notes accept the Offer and tender their Shares, In-the-Money Warrants and Clinical Data Notes pursuant to the Offer, and that holders of Shares adopt the Merger Agreement and approve the Merger.

A joint press release, dated February 22, 2011, issued by Clinical Data and Forest announcing the Offer, is included as Exhibit (a)(1)(M) hereto and is incorporated herein by reference.

(i)	Background of Offer and Merger

Clinical Data retained J.P. Morgan Securities LLC (“J.P. Morgan”) to assist Clinical Data in exploring potential strategic opportunities for Viibryd while Clinical Data was completing the second Phase 3 trial and long-term safety study of Viibryd pursuant to an engagement letter with J.P. Morgan dated April 16, 2009. Clinical Data retained J.P. Morgan because of its prior history of working with Clinical Data and its knowledge of the industry. In March and April 2009, J.P. Morgan contacted approximately 50 pharmaceutical companies on a global basis about potential interest in Viibryd, including Forest. Nine of the parties who were contacted signed confidentiality agreements and six received management presentations. Forest declined to enter into partnering discussions at this time and did not receive a management presentation. No partnering or acquisition proposals resulted from these discussions.

Following receipt of positive data in June 2009 from the second Phase 3 trial and long-term safety study of Viibryd, J.P. Morgan contacted 21 of the pharmaceutical companies it had contacted earlier in 2009, including Forest, about potential interest in strategic partnering opportunities for Viibryd. The second process resulted in a large pharmaceutical company (“Company A”) submitting a licensing proposal. Clinical Data determined that the licensing proposal was unattractive from a financial point of view. In early 2010, Clinical Data resumed discussions with Company A about a possible licensing transaction or acquisition of Clinical Data. Company A conducted preliminary due diligence and submitted an offer to acquire Clinical Data for $24.00 per share. After a period of negotiation between the parties, Company A increased its offer to acquire Clinical Data to $27.00 per share, subject to completion of confirmatory due diligence and the negotiation of a definitive transaction agreement. At this time, Clinical Data entered into an amended and restated engagement letter with J.P. Morgan dated March 11, 2010. Following late-stage negotiations between Company A and Clinical Data, Company A determined not to pursue the acquisition and terminated all discussions with Clinical Data.

In March 2010, Clinical Data filed its New Drug Application (“NDA”) for Viibryd with the FDA and in May 2010, the FDA approved the Viibryd NDA for standard review. During this time, Clinical Data continued discussions with several parties potentially interested in a transaction with Clinical Data.

In early May 2010, the Chairman of the Board of Directors of Clinical Data contacted Forest about a potential transaction that could take the form of an acquisition of the Viibryd program or an acquisition of Clinical Data. On May 6, 2010, Forest and Clinical Data amended a confidentiality agreement, dated December 11, 2007, to extend the term of the standstill provision and to provide for termination of the standstill provision in certain specified circumstances including if Clinical Data solicited proposals for a business combination. In June 2010, Clinical Data, with the assistance of J.P. Morgan, contacted 17 pharmaceutical companies, including Forest, to determine interest in pursuing a strategic transaction with Clinical Data. Three pharmaceutical companies, including Forest, conducted due diligence. On June 22, 2010, members of Clinical Data’s senior management made a presentation to representatives of Forest at Forest’s office in New York City.

In the Fall of 2010, all three pharmaceutical companies engaged in the due diligence process, including Forest, informed Clinical Data that they would not pursue a transaction prior to learning the outcome of the FDA’s review of the NDA for Viibryd on its Prescription Drug User Fee Act (“PDUFA”) date of January 22, 2011. Subsequently, in November 2010, Clinical Data sent to two of the pharmaceutical companies, including Forest, a term sheet that contemplated the sale of the Clinical Data subsidiary holding Viibryd in exchange for upfront cash payments, milestones and profit sharing. The term sheet also provided that if certain milestones were not achieved by the acquiror, then the acquiror would grant Clinical Data an exclusive sublicense to commercialize Viibryd outside of the United States. Neither party pursued any substantive discussions regarding the term sheet or any potential transaction.

On December 8, 2010, a representative of Forest contacted Clinical Data to arrange a follow up call on Forest’s open diligence questions from the Fall process. The parties held a diligence call on December 17, 2010. On December 30, 2010, a representative of Clinical Data sent Forest an e-mail informing Forest that Clinical Data was negotiating the product label for Viibryd with the FDA and discussing post-marketing requirements and that Clinical Data continued to be encouraged that it was on track to obtain a decision from the FDA on the Viibryd NDA by the PDUFA date. The e-mail did not disclose any specific information about the label negotiations. The e-mail further stated that Clinical Data had decided not to provide potentially interested parties any further updates on the FDA process until Clinical Data completed the process with the FDA. On January 6, 2011, a representative of Clinical Data gave Forest a brief update on the outcome of one of the Forest’s open diligence questions.

On January 21, 2011, the FDA notified Clinical Data and issued a press release that it had approved the marketing of Viibryd in the United States for the treatment of adult patients with major depressive disorder. Following the FDA’s press release, Forest and several other companies contacted Clinical Data.

On January 24, 2011, Clinical Data issued its own press release regarding the FDA’s approval of Viibryd. After Clinical Data’s press release, several companies contacted Clinical Data and expressed interest in a potential transaction. Clinical Data also held a conference call for investors on January 24, 2011. During the conference call, Clinical Data’s chief executive officer stated that Clinical Data would “continue to explore the possibility of obtaining a change of control transaction” that is acceptable to Clinical Data’s board of directors and its stockholders. On February 2, 2011, Reuters published an interview with Clinical Data’s Chairman of the board of directors, Randal J. Kirk, in which Mr. Kirk stated that “[w]hile we work on our final commercial launch plans, we’ll have this brief period in which we investigate whether there’s a change of control transaction that would satisfy our shareholders, and then otherwise move on and continue to develop the company.”

On January 28, 2011, Clinical Data’s board of directors held a special meeting with management and representatives of J.P. Morgan. During the meeting, Mr. Kirk reviewed the preliminary inquiries concerning a potential strategic transaction received by Clinical Data following the announcement of the approval of Viibryd. Representatives of J.P. Morgan then reviewed the proposed process for reviewing potential proposals, including updated information to be sent to the eight pharmaceutical companies already committed to confidentiality agreements who had requested updated information from Clinical Data, the proposed process letters to be sent to interested parties and the proposed bid deadline. Clinical Data’s board of directors discussed strategic alternatives and approved proceeding with the proposed process. To facilitate an efficient process, Clinical Data’s board of directors also established a transaction committee, comprised of Larry D. Horner, Randal J. Kirk and Scott L. Tarriff. Clinical Data’s board of directors delegated to the transaction committee authority to identify, consider and evaluate proposals involving a change of control of Clinical Data, engage in negotiations of proposals, take action with respect to proposals and determine whether such proposals are in the best interest of Clinical Data and its stockholders. Clinical Data’s board of directors reserved for itself the authority to approve any specific transaction.

Following the FDA’s January 21, 2011 announcement, and Clinical Data’s January 24, 2011 announcement, J.P. Morgan had contact with 23 pharmaceutical companies, including Forest, about a potential sale of the company. Clinical Data and J.P. Morgan contacted parties based on prior discussions concerning strategic partnering opportunities and, in some cases, in-bound expressions of interest. No potential financial buyers were contacted because the pre-revenue profile of Clinical Data was inconsistent with targets pursued by financial buyers. A total of 11 of the contacted companies received updated information under confidentiality agreements. Several other companies indicated they did not need additional diligence and were evaluating whether or not they would submit a proposal to acquire the Clinical Data.

On January 28, 2011, J.P. Morgan distributed a process letter with a form of merger agreement prepared by Cooley LLP (“Cooley”), outside counsel to Clinical Data, to the eight parties that expressed interest, including Forest. The process letter set a deadline of February 17, 2011 for submitting bids consistent with the terms outlined in J.P. Morgan’s letter. The draft merger agreement contemplated an all-cash transaction effected through a cash tender offer for all of the outstanding shares of Clinical Data common stock, all outstanding warrants to purchases shares of Clinical Data common stock and all outstanding convertible notes of Clinical Data issued on February 25, 2009. The draft merger agreement also contemplated that certain unspecified officers and directors of Clinical Data would enter into support agreements and commit to tender their shares of common stock, warrants and convertible notes of Clinical Data and vote outstanding shares of common stock of Clinical Data in favor of the merger and provided that the support agreements would terminate upon termination of the merger agreement or a change in the board recommendation. The draft merger agreement also specified a termination fee of two percent of the merger consideration.

Three companies, including Forest and Company B and Company C conducted substantial due diligence in the electronic data room and through meetings with Clinical Data management.

On January 31, 2011, Clinical Data’s transaction committee met with representatives of management and J.P. Morgan and received an update on the interactions J.P. Morgan had to date with the eight parties that received the bid letter. On February 4, 2011, the transaction committee again met with representatives of management and J.P. Morgan and received an update on interactions with the interested parties.

On February 7, 2011, Clinical Data’s board of directors held a regular meeting. During the meeting, the transaction committee gave the board a report on the status of the strategic review process, including a summary of interactions with potential parties. During the meeting, the board of directors also reviewed the results of operations for the fiscal quarter ended December 31, 2010, Clinical Data’s cash position and Clinical Data’s cash requirements for the commercial launch of Viibryd, its research and development and ongoing operations.

On February 11, 2011, a representative of Clinical Data, representatives of J.P. Morgan, representatives of Cooley and representatives of Hunton & Williams LLP (“Hunton”), outside counsel to Third Security, an entity affiliated with Mr. Kirk and a large stockholder of Clinical Data, had a call with representatives of Forest, representatives of Morgan Stanley, the financial advisor to Forest, and representatives of Covington & Burling LLP (“Covington”), outside counsel to Forest, to discuss Forest’s proposal that the potential tender offer include a minimum tender condition that would permit Forest to complete the acquisition of Clinical Data through a short-form merger immediately following completion of the tender offer in order to address Forest structuring considerations. Forest also proposed that the parties pursue holding a special meeting of stockholders of Clinical Data to approve a one-step merger while pursuing the tender offer and that the parties would close either the two-step cash tender followed by the short-form merger or the one-step merger depending upon which transaction could be consummated first. Forest and its counsel also asked certain diligence questions during the call.

Later in the day on February 11, 2011, the transaction committee met with representatives of management and J.P. Morgan. J.P. Morgan informed the committee that three parties, Forest and Company B and Company C remained active in the process and were expected to submit bids. In addition, J.P. Morgan advised the transaction committee that several other parties were still considering submitting bids, though they had not been in active discussions with Clinical Data or J.P. Morgan.

During the week of February 14, 2011, Clinical Data’s closing stock price increased from $28.44 per share to as high as $33.90 per share. Clinical Data believes the stock price increased as a result of speculation that Clinical Data was pursuing merger discussions because, following Clinical Data’s chief executive officer’s withdrawal from presenting at an upcoming BIO CEO conference, two analysts speculated that the cancellation was likely due to change of control discussions and several reports were published in the financial press about the cancellation and possible change of control discussions. At this time, several parties indicated to J.P. Morgan that they were not in a position to submit a proposal for an acquisition in the high $20’s per share range and cited the significant run-up in Clinical Data’s stock price as their reason for declining to pursue an acquisition.

On February 16, 2011, representatives of Forest participated in a telephone conference with representatives of Clinical Data to review the status of Clinical Data’s supply chain arrangements for Viibryd.

On February 16, 2011, Company B informed J.P. Morgan that Company B would not be submitting an offer on the bid date, but would consider submitting a proposal for a structured transaction, involving an acquisition of Clinical Data in parallel with Clinical Data spinning off all of its assets and operations other than any assets related to Viibryd. On February 17, 2011, Company C informed J.P. Morgan that Company C would not be submitting a proposal.

On February 17, 2011, Forest submitted a proposed mark-up of the merger agreement. Later on February 17, 2011, Forest submitted a written bid to acquire all of the outstanding common stock of Clinical Data for $30.00 per share, all of the outstanding warrants for $30.00 per share less the applicable exercise price of the warrants, all of the outstanding convertible notes for $30.00 for each share of common stock into which the notes are convertible and all options for $30.00 per share less the applicable exercise price. Forest’s bid also included a termination fee of four percent of the merger consideration and indebtedness assumed. In the mark-up of the merger agreement, Forest proposed pursuing the dual track, two-step cash tender offer with a minimum condition that enabled closing a short-form merger immediately following the tender offer and a one-step cash merger. Forest also proposed a termination fee of four percent of all merger consideration and indebtedness assumed.

On February 17, 2011, Clinical Data’s transaction committee held a meeting with representatives of J.P. Morgan, Cooley and management present, to discuss the status of the process and bid received. J.P. Morgan updated the transaction committee on the feedback received from Company B and Company C and described the bid received from Forest and the discussions with Forest’s financial advisor. Representatives of Cooley summarized the general approach reflected in Forest’s proposed revisions to the merger agreement and the primary issues in the draft merger agreement. J.P. Morgan indicated that it had not yet gone to its fairness committee to determine whether it could provide a fairness opinion with respect to the proposal made by Forest. The transaction committee discussed the Forest proposal, the possibility of a structured transaction with Company B, Clinical Data’s strategic alternatives and Clinical Data’s closing stock price, and agreed that Clinical Data should continue to seek a higher price from Forest and continue to discuss a possible transaction with Company B.

On February 17 and 18 representatives of Clinical Data discussed the proposed terms of the Forest proposal and Clinical Data sought a higher cash price per share. Forest indicated that it was unwilling to increase the upfront cash price from $30.00 per share but that Forest would consider using a contingent value right based on Forest achieving results for Viibryd that exceeded expectations underlying the $30.00 per share price. Representatives of Clinical Data proposed a potential structure for a contingent value right.

On February 18, 2011, Clinical Data’s board of directors held a special meeting to discuss the status of the process and the proposal received from Forest. Clinical Data management and representatives of J.P. Morgan and Cooley attended the meeting. Mr. Kirk gave an overview of the process, including the fact that Forest indicated it was unwilling to increase the upfront cash purchase price of $30.00 per share but that Forest was willing to consider using a contingent value right. Mr. Kirk also outlined the potential terms of a contingent value right that he had proposed through the parties’ financial advisors. Representatives of J.P. Morgan then gave an in-depth review of the process conducted since 2009 to obtain a partnering arrangement for Viibryd or a sale of the company. The representatives of J.P. Morgan then left the meeting. Representatives of Cooley reviewed the fiduciary duties of Clinical Data’s board of directors and other legal considerations in the context of considering the proposal from Forest and other strategic alternatives. Cooley next described the general approach taken by Forest in the draft merger agreement and the primary issues in the draft agreement. Representatives of J.P. Morgan (excluding a representative of J.P. Morgan whom J.P. Morgan excluded from its fairness review process because of his ownership of less than 0.5% of Clinical Data securities) then rejoined the meeting and reviewed its financial analysis of the merger consideration, and indicated that J.P. Morgan had determined that it would be able to render a fairness opinion at the $30.00 per share offer price. The board of directors then discussed valuation and strategic alternatives and agreed that Clinical Data should continue to pursue a contingent value right as a means of providing more than $30.00 per share in value to the Clinical Data stockholders.

On February 19, 2011, Forest proposed to Clinical Data a contingent value right with a maximum payment of $6.00 per share with milestones based on achieving certain U.S. sales of Viibryd following the closing of the proposed transaction. The Chairman of the Board, with assistance of J.P. Morgan, evaluated the proposed terms of the contingent value right and engaged in negotiations regarding the terms through the financial advisors of Clinical Data and Forest.

On February 19, 2011, Clinical Data’s transaction committee held a meeting with representatives of management and J.P. Morgan to discuss the proposed contingent value right agreement being negotiated with Forest. J.P. Morgan also updated the committee on discussions with Company B about a potential structured transaction. Following a discussion, the transaction committee instructed J.P. Morgan to seek to have the contingent value right offered by Forest structured as a tradable security.

Later on February 19, 2011, J.P. Morgan informed Morgan Stanley that Clinical Data would seek to finalize negotiations based on the terms of Forest’s revised proposal.

On February 19, 2011, Cooley and Covington had an initial telephone call to discuss the drafting process and key outstanding issues, including Clinical Data’s counter proposal of a three percent termination fee, the circumstances under which the tender and support agreement would terminate, the purchase price of the warrants and convertible notes, covenants to be included in the contingent value right agreement and the structure and tradability of the contingent value rights. Cooley and Covington had a subsequent telephone call later that day in which Covington conveyed Forest’s positions on the key issues discussed earlier in the day, including the fact that the contingent value rights could not be tradable under Forest’s structure for the proposed transaction and that Forest was willing to accept a termination fee of 3.5% of the merger consideration and indebtedness assumed. Cooley subsequently delivered a revised draft of the merger agreement, together with a draft of the contingent value right agreement to Covington. Thereafter, the parties engaged in negotiations of the merger agreement and contingent value right agreement until early morning on February 22, 2011.

On February 20, 2011, Company B contacted J.P. Morgan and indicated that after further review it did not see sufficient value in Stedivaze and Viibryd to support a proposal.

On February 20, 2011, Covington delivered a draft of the tender and support agreement, which was reviewed and negotiated by Hunton as counsel to Third Security and by Cooley.

On February 21, 2011, Clinical Data’s board of directors held a meeting with financial and legal advisors and management of Clinical Data. During the meeting, representatives of Cooley updated the board of directors on negotiations that occurred since the last meeting. Representatives of Cooley then reviewed the key provisions of the merger agreement, including structure and timing considerations given the dual track, two-step cash tender followed by a merger and one-step merger being pursued, offer conditions, regulatory approvals, non-solicitation clause and fiduciary exceptions that would permit Clinical Data to negotiate and accept an unsolicited superior proposal, subject to compliance with the merger agreement and Forest’s matching rights, the change in board recommendation section, termination provisions, termination fee and circumstances under which the termination fee would be payable. Representatives of Cooley also reviewed the contingent value right agreement, including structure, milestones and milestone periods, including the provision for extension of the milestone periods in specified circumstances if the commercial launch of Viibryd does not occur within six months of closing of the transaction. Finally, representatives of Cooley reviewed the tender and support agreement, including the termination provisions and number of subject securities. Clinical Data’s board of directors asked questions and discussed at length the merger agreement, contingent value right agreement and related documentation. J.P. Morgan next presented its analysis of the per share consideration to be paid to the holders of Clinical Data common stock, including the net present value of the contingent value rights. J.P. Morgan then delivered an oral opinion, subsequently confirmed in writing, based upon and subject to the factors, assumptions, qualifications and limitations set forth in the opinion, as of the date of the opinion, that, the per share consideration to be paid to the holders of the Clinical Data common stock in the Transaction (other than Mr. Kirk and entities affiliated with Mr. Kirk) was fair, from a financial point of view to such holders. After further discussion, Clinical Data’s board of directors unanimously approved the merger agreement, the contingent value right agreement and the tender and support agreement and determined that the merger agreement, contingent value right agreement, the tender and support agreement and the transactions contemplated therein are advisable, fair to and in the best interests of the holders of Clinical Data common stock and resolved to recommend that Clinical Data’s stockholders, warrant holders and note holders tender their common stock, in-the-money warrants and convertible notes pursuant to the Offer, and that holders of Shares adopt the Merger Agreement.

Early in the morning on February 22, 2011, the Merger Agreement and Support Agreement were signed and later that day, Forest and Clinical Data issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(1)(M) and is incorporated herein by reference.

(ii)	Reasons for Recommendation

On February 21, 2011, the board of directors of Clinical Data unanimously (i) determined that the Merger Agreement, the Support Agreement and the Transactions are advisable, fair to and in the best interests of the holders of Shares, (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by Clinical Data and declared advisable the Merger Agreement and (iii) resolved to recommend that Clinical Data’s stockholders, warrant holders and note holders tender their Shares, In-the-Money Warrants and Clinical Data Notes to the Offer, and that holders of Shares adopt the Merger Agreement.

Clinical Data’s board of directors considered numerous factors, including the following factors, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and to recommend the Transactions to Clinical Data’s stockholders, warrant holders and note holders:

•	the fact that the $30.00 per share of the Offer will be paid in cash, providing certainty, immediate value and liquidity to our stockholders;

•	the belief of Clinical Data’s board of directors that the milestones in the CVR Agreement are reasonably achievable given the profile of Viibryd, the competitive landscape for anti-depression drugs, Forest’s existing infrastructure for sale of Forest’s anti-depression drug Lexapro® and Forest’s marketing and sales track record for Lexapro that is nearing the end of its patent life;

•	the fact that the $30.00 per share cash portion plus the Contingent Consideration with a net present value of $3.14 per share represents a premium of 31.7% to Clinical Data’s closing stock price of $25.17 per share on January 24, 2011, the day of the announcement of the FDA’s approval of Viibryd and the day of the CEO’s comments on a conference call that Clinical Data would continue to explore change of control opportunities;

•	the belief of Clinical Data’s board of directors that Clinical Data, with the assistance of its financial advisor, had conducted a thorough competitive process to identify viable acquisition partners to obtain the best available value to the stockholders and created an opportunity for any other potential interested party to approach Clinical Data if such parties were interested in a strategic transaction;

•	the belief of Clinical Data’s board of directors based upon arm’s length negotiations with Forest and Purchaser that the price to be paid by Purchaser is the highest price per share that Purchaser was willing to pay for Clinical Data and that the terms of the Merger Agreement and CVR include the most favorable terms to Clinical Data to which Forest and Purchaser were willing to agree;

•	the fact that Clinical Data only has sufficient cash resources to fund its operations as a standalone company into May 2011, which would require Clinical Data to raise substantial additional capital to fund the commercial launch of Viibryd, its first drug approved for marketing, its other drug development programs and other ongoing operations, and that any such fundraising would be highly dilutive to the existing stockholders of Clinical Data;

•	the assessment by Clinical Data’s board of directors of Clinical Data’s prospects for substantially increasing stockholder value as a standalone company by building a commercial infrastructure, including hiring or leasing a sales force, launching and marketing Viibryd in the United States and continuing the development of Viibryd, Stedivazetm (“Stedivaze”) and its other pipeline products, considering (i) the size of the sales force that Clinical Data could reasonably afford to deploy, (ii) the expected ramp in product sales given the size of the sales force, (iii) the execution risks associated with transforming a relatively small biotechnology company focused on product development into a profitable specialty pharmaceutical company with efficient sales execution and (iv) other risks and uncertainties related to Clinical Data’s business plan;

•	the review by Clinical Data’s board of directors of management’s financial projections for Clinical Data as a standalone company, the board of directors’ assessment of Clinical Data’s likely stock trading price if Clinical Data were to perform in accordance with its projections, and the board of directors’ assessment of risks relating to execution of Clinical Data’s strategic plan;

•	the belief of the board of directors of Clinical Data, after a thorough review of strategic alternatives and discussions with Clinical Data management and its advisors, that the value offered to stockholders, warrant holders and note holders pursuant to the Transactions is more favorable to the securityholders of Clinical Data than the potential value that might have resulted from other strategic opportunities reasonably available to Clinical Data, including remaining as a standalone company or pursuing a business combination transaction with another party;

•	the opinion of J.P. Morgan to the effect that as of February 21, 2011, and based upon and subject to the various factors, assumptions, qualifications and limitations described in such opinion, the consideration per share to be paid to the holders of common stock is fair to the stockholders of Clinical Data (excluding Randal J. Kirk and his affiliated entities) from a financial point of view;

•	the fact that the Purchaser must extend the Offer or allow Clinical Data to hold its special stockholder meeting to approve the Transactions until (i) at least May 23, 2011 (the “Initial End Date”), if, on any scheduled expiration date, any of the conditions to the consummation of the Offer is not satisfied and has not been waived, or (ii) at least June 23, 2011, if, by the Initial End Date, the condition relating to the receipt of approval under the HSR Act has not been satisfied or waived (provided that all other conditions have been satisfied or waived);

•	the fact that Parent’s and Purchaser’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing conditions, that Parent and Purchaser make representations and warranties in the Merger Agreement about the sufficiency of its financial resources to purchase Shares, In-the-Money Warrants and Clinical Data Notes pursuant to the Offer and to consummate the Merger, and that Forest has guaranteed the obligations of Parent and Purchaser;

•	the terms and conditions of the Merger Agreement, including the following related factors:

•	Parent’s ability to fund the cash portion of the per share consideration with cash;

•	the nature of the conditions to Purchaser’s obligations to consummate the Offer, the Merger and other Transactions and the risks of non-satisfaction of such conditions;

•	the ability of Clinical Data’s board of directors under the Merger Agreement to withdraw or modify its recommendation that Clinical Data’s stockholders, warrant holders and note holders accept the Offer and tender their Shares, In-the-Money Warrants and Clinical Data Notes or vote in favor of adoption of the Merger Agreement in certain circumstances, including in connection with a superior offer, and Clinical Data’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, in both cases subject to payment of a termination fee;

•	the conclusion of the board of directors of Clinical Data that the termination fee and the circumstances when such termination fee may be payable, are reasonable in light of the benefit of the Offer, Merger and the other Transactions;

•	the likelihood that the Offer or Merger will be consummated on a timely basis, including the likelihood that the Transactions will receive all necessary regulatory approvals; and

•	the availability of statutory appraisal rights to Clinical Data’s stockholders who do not tender their Shares in the Offer or vote in favor of the Merger and otherwise comply with all required procedures under the DGCL.

Clinical Data’s board of directors also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•	the fact that Clinical Data’s stockholders, warrant holders and note holders will not participate in any potential future earnings or growth of Clinical Data and will not benefit from any appreciation in the value of the combined company;

•	the effect of the announcement and pendency of the Merger Agreement and the Offer on Clinical Data’s stock price, operations, and employees and its ability to retain key employees;

•	the fact that, if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares could be adversely affected;

•	Clinical Data will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	Clinical Data will have to raise capital to fund the commercial launch of Viibryd and to fund its ongoing operations;

•	Clinical Data may have lost employees after announcement of the Merger Agreement;

•	Clinical Data’s business may be subject to significant disruption, including delays in the commercial launch of Viibryd; and

•	Clinical Data’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions.

•	the fact that the Purchaser is not obligated to purchase any Shares in the Offer or one-step merger unless, among other things, either 90% of the outstanding Shares (determined on a fully diluted basis) have been validly tendered and not properly withdrawn in accordance with the terms of the Offer after taking into the Shares that can be acquired upon exercise of the Top-Up Option or a majority of the outstanding Shares shall have voted in favor of the one-step merger;

•	the termination fee payable to Purchaser upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirors from making a competing offer for Clinical Data that might be more advantageous to Clinical Data’s stockholders, and the impact of the termination fee on Clinical Data’s ability to engage in another transaction for twelve months if the Merger Agreement is terminated in certain circumstances;

•	the fact that the gain realized by Clinical Data’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and

•	the restrictions in the Merger Agreement on the conduct of Clinical Data’s business prior to the consummation of the Merger, which may delay or prevent Clinical Data from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

Clinical Data’s board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of the board of directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the board of directors in consideration of its recommendation. In view of the wide variety of factors considered by board of directors in connection with the evaluation of the Offer and the complexity of these matters, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the board of directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the board of directors considered the interests of executive officers and directors of Clinical Data as described under “Interests of Our Directors and Executive Officers in the Merger.”

(iii)	Intent to Tender

To Clinical Data’s knowledge, after making reasonable inquiry, all the Supporting Stockholders currently intend to tender or cause to be tendered pursuant to the Offer (i) any and all Shares beneficially owned by such Supporting Stockholders (excluding any Shares that are the subject of unexercised In-the-Money Warrants or stock options or unconverted Clinical Data Notes or deferred stock units, as applicable), (ii) any additional Shares with respect to which such Supporting Stockholders become the beneficial owner (including, without limitation, whether by purchase, by the exercise of In-the-Money Warrants or stock options or conversion of Clinical Data Notes or otherwise) following the date of the Merger Agreement, (iii) any and all Clinical Data Notes beneficially owned by Supporting Stockholders, and (iv) any and all In-the-Money Warrants beneficially owned by such Supporting Stockholders. In addition, to Clinical Data’s knowledge, after making reasonable inquiry, all of the Supporting Stockholders currently intend to vote all Shares beneficially owned by such Supporting Stockholders in favor of the adoption of the Merger Agreement.

In addition, the Supporting Stockholders have entered into the Support Agreement, pursuant to which each has agreed, in such Securityholder’s capacity as a holder of Shares, In-the-Money Warrants and Clinical Data Notes to tender all of such Supporting Stockholders’ Shares, In-the-Money Warrants and Clinical Data Notes, as well as any additional Shares that he, she or it may acquire (pursuant to the exercise of options or deferred stock units or otherwise), to Purchaser in the Offer. The Securityholder Tender and Support Agreement will terminate in the event the Merger Agreement is terminated. As of March 7, 2011, the Shares subject to the Securityholder Tender and Support Agreement (including for this purpose all Shares issuable upon the exercise or conversion of warrants, convertible notes and stock options held by such parties, whether vested or unvested) represented in the aggregate approximately 52.37% of the issued and outstanding Shares (calculated on a fully-diluted basis).

(iv)	Financial Projections

Clinical Data’s management prepares projections of its expected financial performance as a standalone company as part of its ongoing management of the business and updated the projections in connection with its review of strategic alternatives. These projections were provided to J.P. Morgan for its review and analysis in connection with its fairness opinion and used by the board of directors of Clinical Data in connection with its review of strategic alternatives.

The information set forth below is included solely to give Clinical Data stockholders, warrant holders and note holders access to the financial projections that were made available to J.P. Morgan and is not included in this Schedule 14D-9 in order to influence any stockholder, warrant holder or note holder of Clinical Data to make any investment decision with respect to the Offer or Merger or any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither Clinical Data’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections estimate EBIT (calculated as net revenue minus cost of goods sold (including royalties), sales and marketing, research and development, general and administrative, milestone payments pursuant to contracts and amortization expenses) and EBITA (calculated as EBIT plus depreciation and amortization). The financial projections reflect numerous estimates and assumptions made by Clinical Data with respect to general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to Clinical Data’s business, such as product pricing and reimbursement rates, product launch dates, market penetration, market exclusivity, receipt of regulatory approvals for Viibryd outside the United States and for other indications, including Generalized Anxiety Disorder (GAD), and regulatory approval for Stedivaze, required investments, availability of capital to fund product launches and operations until Clinical Data is cash flow positive and levels of operating expenses, all of which are difficult to predict and many of which are beyond Clinical Data’s control. These financial projections were risk-adjusted based on management’s assessment of the probability of achieving the projections. For this purpose, management assumed a 85% probability of success for Viibryd receiving FDA approval in the United States for the treatment of GAD and a 72% net probability of success for Stedivaze receiving FDA approval. The financial projections were also weighted based on management’s assessment of the probability of retaining product exclusivity for Viibryd. For this purpose, management assumed a 20% probability of retaining exclusivity until 2020 and a 80% probability of retaining exclusivity until 2022. The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, Clinical Data’s performance and ability to achieve project revenue and operating results over the applicable period, risks relating to market penetration and pricing and reimbursement, risks relating to the exclusivity period, regulatory approvals risks for Stedivaze, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in Clinical Data’s Annual Report on Form 10-K for the year ended March 31, 2010, and Clinical Data’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2010. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The inclusion of the financial projections should not be regarded as an indication that Clinical Data, J.P. Morgan or anyone who received the projections then considered, or now considers, the projections to be material information of Clinical Data or a reliable prediction of future events, and this information should not be relied upon as such. Clinical Data views the financial projections as non-material because of the inherent risks and uncertainties associated with such long-range projections. None of Clinical Data, J.P. Morgan or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Clinical Data contained in Clinical Data’s public filings with the

SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Transactions. Further, the financial projections do not take into account the effect of any failure of the Offer or Merger to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

The non-generally accepted accounting principles (“non-GAAP”) projections provided to J.P. Morgan included the following projections of Clinical Data’s future financial performance:

$ in millions	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029

Viibryd MDD Revenue — US	$38	$118	$251	$392	$535	$630	$668	$708	$749	$714	$692	$729	$79	$60	$53	$0	$0	$0	$0

Viibryd MDD Revenue — RoW	0	0	0	4	14	29	46	62	74	78	83	87	93	7	6	0	0	0	0

Viibryd GAD Revenue	0	0	0	0	76	89	95	100	106	101	98	103	11	8	7	0	0	0	0

Stedivaze Revenue	0	0	0	4	32	66	143	222	277	302	323	347	372	217	41	35	29	24	0

Other Revenue	1	1	0	0	1	1	1	0	2	1	0	0	0	0	0	0	0	0	0

Total Net Revenue	$39	$119	$251	$401	$657	$815	$952	$1,092	$1,207	$1,196	$1,196	$1,267	$555	$293	$107	$35	$29	$24	$0

Growth	NA	206%	111%	60%	64%	24%	17%	15%	11%	(1)%	0%	6%	(56)%	(47)%	(63)%	(68)%	(16)%	(16)%	(100)%

COGS (incl. royalties)	6	20	43	67	106	128	141	155	168	157	159	168	40	25	10	3	2	2	0

Gross Profit	$32	$99	$208	$334	$551	$687	$811	$937	$1,039	$1,038	$1,037	$1,099	$515	$268	$97	$32	$27	$22	$0

Gross margin	83%	83%	83%	83%	84%	84%	85%	86%	86%	87%	87%	87%	93%	91%	91%	92%	92%	92%	NA

Sales and Marketing	$93	$147	$233	$258	$296	$307	$311	$322	$333	$298	$278	$254	$58	$26	$2	$0	$0	$0	$0

% of sales	240%	124%	93%	64%	45%	38%	33%	29%	28%	25%	23%	20%	10%	9%	2%	0%	0%	0%	NA

Research and Development	$33	$75	$61	$34	$23	$9	$8	$8	$8	$6	$7	$7	$2	$2	$2	$1	$1	$0	$0

% of sales	84.4%	62.9%	24.3%	8.6%	3.5%	1.2%	0.8%	0.7%	0.6%	0.5%	0.6%	0.6%	0.3%	0.6%	1.8%	3.1%	3.1%	1.5%	NA

General and Administrative	$16	$16	$17	$17	$17	$18	$18	$19	$19	$19	$19	$18	$16	$13	$11	$3	$3	$2	$0

% of sales	40.6%	13.6%	6.6%	4.2%	2.6%	2.2%	1.9%	1.7%	1.6%	1.6%	1.6%	1.5%	2.9%	4.4%	10.0%	10.0%	10.0%	10.0%	NA

Milestone payments	28	0	0	1	0	7	10	0	0	0	0	0	0	0	0	0	0	0	0

Amortization	2	2	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

EBIT	($139)	($141)	($104)	$23	$214	$347	$464	$589	$679	$715	$734	$819	$439	$227	$83	$27	$23	$20	$0

EBIT margin	NM	NM	NM	6%	33%	43%	49%	54%	56%	60%	61%	65%	79%	77%	77%	79%	79%	81%	NA

Depreciation	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Amortization	2	2	1	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

EBITDA	($137)	($139)	($102)	$23	$214	$347	$464	$589	$679	$715	$734	$819	$439	$227	$83	$27	$23	$20	$0

EBITDA margin	NM	NM	NM	6%	33%	43%	49%	54%	56%	60%	61%	65%	79%	77%	77%	79%	79%	81%	NA

For purposes of evaluating the proposed CVR Agreement, management of Clinical Data also prepared financial projections of revenue of Viibryd in the United States assuming Viibryd is owned by and commercially launched by Forest in 2011. Management prepared a base case, low case and high case of projected revenue, with differing assumptions on the size of Forest’s sales force, expected market penetration, growth in the size of the major depressive disorder market (“MDD”), product price increases and approval of Viibryd for other indications. The projections were provided to J.P. Morgan for its review and analysis in connection with its fairness opinion and used by the board of directors of Clinical Data in connection with its review of strategic alternatives. As in the case of the financial projections of Clinical Data as a standalone company, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the fact that the management of Clinical Data will not control the commercial launch of Viibryd, the size of the sale force, pricing and reimbursement or other decisions that may impact the rate of product sales or market penetration.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of

Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles. Neither Clinical Data’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the prospective financial information included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

The inclusion of these financial projections should not be regarded as an indication that the milestones for payments under the CVR Agreement will be achieved or that Clinical Data or J.P. Morgan believes that this information is a reliable prediction of future events, and this information should not be relied upon as such.

The non-GAAP projections provided to J.P. Morgan included the following projections set forth below.

Risk-adjusted Revenue (in millions)

	2011	2012	2013	2014	2015	2016	2017	2018

Base Case	$59	$281	$596	$936	$1,276	$1,503	$1,590	$1,687

	2011	2012	2013	2014	2015	2016	2017	2018

Low Case	$44	$209	$443	$696	$948	$1,117	$1,181	$1,253

	2011	2012	2013	2014	2015	2016	2017	2018

High Case	$72	$340	$719	$1,130	$1,539	$1,814	$1,918	$2,035

(v)	Opinion of J.P. Morgan

Pursuant to an engagement letter dated March 11, 2010 (the “J.P. Morgan Engagement Letter”), Clinical Data retained J.P. Morgan to act as its financial advisor in connection with a possible transaction.

At the meeting of the board of directors of Clinical Data on February 21, 2011, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing, to the board of directors of Clinical Data to the effect that, as of such date, and based upon and subject to the factors, assumptions, qualifications and limitations set forth in J.P. Morgan’s written opinion, the Offer Price to be paid to the holders of Shares in the Transaction (other than Randal J. Kirk and entities affiliated with Mr. Kirk) was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated February 21, 2011, which sets forth the assumptions made, matters considered and limitations on the review undertaken by J.P. Morgan in rendering its opinion, is attached as Annex II to this Schedule 14D-9. Clinical Data encourages you to read the opinion carefully in its entirety. J.P. Morgan’s written opinion was addressed to the board of directors of Clinical Data, was directed only to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of Shares in the Transaction (other than Randal J. Kirk and entities affiliated with Mr. Kirk), and does not constitute a recommendation to any Clinical Data stockholder as to whether such stockholder should tender its shares into the Offer or how such stockholder should vote with respect to the Merger or any other matter. The Offer Price to be paid to the holders of Shares in the Transaction was determined in negotiations between Clinical Data and Purchaser, and the decision to approve and declare advisable the Merger Agreement and the CVR Agreement and recommend that the holders of the Shares, In-the-Money Warrants and Clinical Data Notes accept the Offer and tender their Shares, In-the-Money Warrants and Clinical Data Notes pursuant to the Offer, and that the holders of the Shares adopt the Merger Agreement was made independently by the board of directors of Clinical Data. The issuance of J.P. Morgan’s opinion has been approved by a fairness opinion committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of the written opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft, dated February 21, 2011, of the Merger Agreement, including the form CVR Agreement attached as an exhibit thereto;

•	reviewed certain publicly available business and financial information concerning Clinical Data and the industries in which it operates;

•	compared the financial and operating performance of Clinical Data with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions and the consideration paid in such transactions;

•	reviewed certain internal financial analyses and forecasts prepared by the management of Clinical Data relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Clinical Data with respect to certain aspects of the Transaction, and the past and current business operations of Clinical Data, the financial condition and future prospects and operations of Clinical Data, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with it by Clinical Data or otherwise reviewed by or for it, and J.P. Morgan did not independently verify (nor did it assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct, and was not provided with any valuation or appraisal of any assets or liabilities, nor did it evaluate the solvency of Clinical Data or the Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, J.P. Morgan assumed that such analyses and forecasts had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Clinical Data to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Merger Agreement and that the definitive Merger Agreement, including the CVR Agreement, would not differ in any material respect from the draft thereof furnished to it. J.P. Morgan also assumed that the representations and warranties made by Clinical Data and the Purchaser in the Merger Agreement and the related agreements are and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Clinical Data with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Clinical Data or on the contemplated benefits of the Transaction.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. Subsequent developments may affect the opinion and J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion was limited to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of the Shares in the Transaction (other than Randal J. Kirk and entities affiliated with Mr. Kirk), and J.P. Morgan expressed no opinion as to the fairness of the Transaction to, or any consideration paid in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Clinical Data or as to the underlying decision by Clinical Data to engage in the Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Offer Price to be paid to the holders of the Shares in the Transaction or with respect to the fairness of any such compensation.

The projections furnished to J.P. Morgan for Clinical Data were prepared by or at the direction of the management of Clinical Data. Clinical Data does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Transaction, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand J.P. Morgan’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses. All market data used by J.P. Morgan in its analyses was as of February 21, 2011.

Analysis of Merger consideration

J.P. Morgan conducted an analysis of the consideration to be received by the holders of Shares in the Transaction. Such consideration is equal to (i) $30.00 per share in cash without interest and subject to any tax withholding plus (ii) a contingent contractual right, pursuant to the CVR Agreement which in the aggregate could result in payments of up to $6.00 per Share in cash if certain conditions are satisfied, as described more fully in the section entitled “The Contingent Value Rights Agreement” beginning on page 31. For analytical purposes, J.P. Morgan, utilizing a discount rate of 11.0%, calculated a present value of the Contingent Consideration at approximately $3.14 per share based on a probability-weighted blend of the base, low and high projections prepared by management. These projections assumed that Viibryd is owned by and commercially launched by the Purchaser in 2011. J.P. Morgan noted that the combined value of the Cash Portion and the calculated present value Contingent Consideration totaled approximately $33.14 per share (the “Estimated Offer Price Valuation”). However, there is no guarantee that the conditions triggering the payment of the Contingent Consideration will be satisfied.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow (“DCF”) analysis for the purpose of determining the fully diluted equity value per share of the Shares using financial projections prepared by Clinical Data’s management for each business segment. These projections assumed that Clinical Data continued as a standalone entity. These financial projections were risk-adjusted based on management’s assessment of the probability of achieving the projections. For this purpose, management assumed a 85% probability of success for Viibryd receiving FDA approval in the United States for the treatment of Generalized Anxiety Disorder (GAD) and a 72% net probability of success for Stedivaze receiving FDA approval. The financial projections were also weighted based on management’s assessment of the probability of retaining product exclusivity for Viibryd. For this purpose, management assumed a 20% probability of retaining exclusivity until 2020 and a 80% probability of retaining exclusivity until 2022. The DCF analysis was then prepared by valuing Clinical Data on a “sum of the parts” basis as the sum of the DCF values of the following segments:

Segment	DCF Valuation(1)

Viibryd (projections through lifespan of product — 2025)	$789 million
Stedivaze (projections through lifespan of product — 2028)	$298 million
Net operating loss carryforwards (NOLs) ($316 million balance as of 12/31/10)	$145 million
Corporate and other cash flows	$(94 million)

(1)	Represent midpoints of ranges calculated at 11.0% weighted average cost of capital.

J.P. Morgan calculated and analyzed the unlevered free cash flows that each of these segments is expected to generate during the forecast period provided by Clinical Data management. The unlevered cash flows were then discounted to present values using a range of discount rates from 10% to 12%. This range of discount rates was based upon an analysis of the weighted average cost of capital of Clinical Data conducted by J.P. Morgan. The present value of unlevered cash flows were then adjusted for Clinical Data’s excess cash. Terminal values were not factored into the DCF analysis as the projections covered the lifespan of the products, and Clinical Data is projected to fully utilize the NOLs.

Based on the foregoing, this analysis indicated an implied range of per share prices for the Shares of approximately $25.89 to $30.66 with a midpoint valuation of $28.16, compared to the Estimated Offer Price Valuation of approximately $33.14 as calculated including the Cash Portion and the present value of the Contingent Consideration. J.P. Morgan noted that, under some circumstances, the conditions required for the payment of the Contingent Consideration would not be met, resulting in a Offer Price of solely the Cash Portion of $30.00 per share.

Public Company Multiples

Solely for reference purposes, using publicly available information, J.P. Morgan compared selected financial data of Clinical Data with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous and most relevant to Clinical Data’s business. The companies selected by J.P. Morgan include the following:

•	Dendreon Corporation,

•	Savient Pharmaceuticals, Inc.

•	AVANIR Pharmaceuticals

•	Cadence Pharmaceuticals, Inc.

•	Allos Therapeutics, Inc.

These companies were selected, among other reasons, because they share similar business characteristics to Clinical Data based on operational characteristics and financial metrics. In addition, each of these companies also received regulatory approval for their lead product since September of 2009 and have or intend to independently commercialize their lead product in the United States. Other categories of publicly traded companies were reviewed by J.P. Morgan for reference purposes only. None of the companies utilized in the analysis were deemed to be identical to Clinical Data. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the companies compared to Clinical Data’s and other factors that could affect the public trading value of the companies and Clinical Data.

Using publicly available information, J.P. Morgan calculated the firm value to revenue multiples for each of the selected companies. For purposes of this analysis, a company’s firm value was calculated as the diluted equity value using the treasury stock method based on options outstanding as of that company’s latest filings as of the date of J.P. Morgan’s opinion plus the value of such company’s indebtedness and minority interests and preferred stock as of that company’s latest filings as of the date of J.P. Morgan’s opinion, minus such company’s cash, cash equivalents and marketable securities as of Clinical Data’s latest filings as of the date of J.P. Morgan’s opinion. The firm value was divided by publicly available consensus estimates of equity research projections of future calendarized year revenues for 2013, which is referred to below as “2013 FV/Revenue,” and 2014, which is referred to below as “2014 FV/Revenue,” to derive trading multiples for each company.

Based on the results of this analysis and other factors which it considered appropriate, J.P. Morgan applied a FV/2013 Revenue multiple reference range of 1.6x to 3.7x to Clinical Data’s 2013 Revenue, a Firm Value/2014 Revenue multiple reference range of 1.2x to 2.8x to Clinical Data’s 2014 Revenue and then calculated Clinical Data’s implied equity value per share. J.P. Morgan based its calculations on non-risk-adjusted management projections provided by Clinical Data. The analysis showed the following:

Implied Equity
Public Company Multiples	per Share Value

1.6x — 3.7x 2013 Revenue	$11.65 — $23.55
1.2x — 2.8x 2014 Revenue	$13.60 — $27.95

Historical Share Price Analysis

J.P. Morgan reviewed, solely for reference purposes, the price performance of the Shares during the 52-week period ending February 18, 2011. J.P. Morgan noted that the low and high trading prices per share during that period were $11.14 and $33.90, respectively, compared to the closing price per share of $33.90 on February 18, 2011 and the Estimated Offer Price Valuation of approximately $33.14. J.P. Morgan also noted that the Estimated Offer Price Valuation of $33.14 represented a premium of 31.7% to the closing price per share of the Shares on January 24, 2011 of $25.17, the date that Clinical Data announced FDA approval for Viibryd and the potential for a change of control transaction, as well as a premium of 17.7% to the volume weighted average price per share of the Shares for the period from January 24, 2011 to February 18, 2011.

Analyst Price Targets

J.P. Morgan reviewed, solely for reference purposes, the price targets for the Shares by certain equity research analysts during the periods both before and after FDA approval for Viibryd. During the pre-approval period between October 1, 2010 and January 21, 2011, the price targets ranged from $23.00 per share to $37.00 per share, and during the post-approval period between January 23, 2011 and February 10, 2011, the price targets ranged from $29.00 per share to $46.00 per share, compared to the closing price per share of $33.90 on February 18, 2011 and the Estimated Offer Price Valuation of approximately $33.14.

Selected Transactions Analysis

J.P. Morgan compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan considered potentially relevant and the consideration received for such companies. J.P. Morgan noted specifically that none of the companies acquired in the transactions reviewed by J.P. Morgan had a lead product with a sufficiently comparable market opportunity, which required sufficiently comparable resources to commercialize, or was at a sufficiently comparable stage of development.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented or utilized by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying its analyses and opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the results of all its analyses as a whole and made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Analyses based on forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Clinical Data. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Clinical Data. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Clinical Data.

The opinion of J.P. Morgan was one of the many factors taken into consideration by the board of directors of Clinical Data in making its determination to approve the Transaction. The analyses of J.P. Morgan as summarized above should not be viewed as determinative of the opinion of the board of directors of Clinical Data with respect to the value of Clinical Data, or of whether the board of directors of Clinical Data would have been willing to agree to different or other forms of consideration.

As a part of its investment banking and financial advisory business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Clinical Data and deliver an opinion to the board of directors with respect to the Transaction on the basis of such experience and J.P. Morgan’s prior services for Clinical Data.

J.P. Morgan acted as financial advisor to Clinical Data with respect to the proposed Transaction and will receive a fee from Clinical Data for its services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, Clinical Data has agreed to indemnify J.P. Morgan for certain liabilities arising out of our engagement. During the two years preceding the date of its opinion letter, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Purchaser, for which it or such affiliates received customary compensation. Specifically, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under a revolving credit facility of, and performs treasury and cash management services for, the Purchaser (or its affiliates). In addition, J.P. Morgan’s asset management affiliate manages certain investment assets for the Purchaser (or its affiliates). In addition, one of J.P. Morgan’s senior officers, who has been actively involved in J.P. Morgan’s engagement by Clinical Data in connection with the Transaction, owns less than 0.5% of the outstanding shares of the Shares and warrants of Clinical Data, which he has held for approximately five years. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Clinical Data or Purchaser (or its affiliates) for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in those securities.

For a description of the terms of J.P. Morgan’s engagement as Clinical Data’s financial advisor, see the discussion set forth in Item 5 below.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Pursuant to the J.P. Morgan Engagement Letter, Clinical Data has agreed to pay J.P. Morgan a fee, based upon a percentage of the aggregate Cash Portion, in the amount of approximately $18.9 million, of which $1.0 million was payable at the time J.P. Morgan delivered its opinion to the board of directors of Clinical Data and the balance of which is payable only if the Transaction is consummated. J.P. Morgan will also be entitled to receive additional fees in the future equal to 1.5% of the aggregate cash amounts actually paid in respect of the Contingent Consideration, if any, ultimately paid to holders of Shares. In addition, Clinical Data also agreed to reimburse J.P. Morgan for all reasonable and documented out-of-pocket expenses reasonably incurred by J.P. Morgan under the J.P. Morgan Engagement Letter, including the fees and disbursements of its legal counsel. Clinical Data also agreed to indemnify J.P. Morgan and related parties against certain liabilities arising out of its engagement.

Except as set forth above, neither Clinical Data nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Clinical Data’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Clinical Data, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by Clinical Data or, to the knowledge of Clinical Data after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), no negotiations are being undertaken or are underway by Clinical Data in response to the Offer which relate to a tender offer or other acquisition of Clinical Data’s securities by Clinical Data, any subsidiary of Clinical Data or any other person. Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), no negotiations are being undertaken or are underway by Clinical Data in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Clinical Data or any subsidiary of Clinical Data, (ii) any purchase, sale or transfer of a material amount of assets by Clinical Data or any its direct or indirect subsidiary or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Clinical Data.

The Merger Agreement contains provisions generally prohibiting, subject to certain exceptions, from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, Clinical Data and any of its subsidiaries, as well as any of their respective directors, officers, employees, agents, advisors (including financial and legal advisors) and other representatives of such person, from:

(i) soliciting, initiating, or taking any action to knowingly facilitate or knowingly encouraging the announcement, submission or making of, any Acquisition Proposal,

(ii) approving or recommending any Acquisition Proposal, entering into any definitive agreement with respect to or accept any Acquisition Proposal, or

(iii) participating or engaging in any discussions or negotiations regarding, or furnishing to any person any non-public information with respect to, any proposal that constitutes, or could reasonably be expected to lead to the announcement, submission or making of, any Acquisition Proposal.

As used in the Merger Agreement, “Acquisition Proposal” means any proposal or offer made by any Third Party for: (i) any direct or indirect acquisition by such Third Party (by means of a merger, tender offer, share exchange, issuance of securities or otherwise), of beneficial ownership or control of more than 15% of the outstanding Equity Interests of Clinical Data, (ii) any direct or indirect acquisition by such Third Party of beneficial ownership or control of, or the rights (whether by assignment, lease, license or otherwise) to, rights or assets of Clinical Data and its subsidiaries representing more than 15% of the consolidated assets of Clinical Data and its subsidiaries, or (iii) any combination of the foregoing.

As used in the Merger Agreement, “Third Party” means any person other than (i) Parent, Purchaser and Parent’s other subsidiaries, (ii) Clinical Data and its subsidiaries, and (ii) the respective representatives and affiliates of Parent and Clinical Data and their respective subsidiaries.

As used in the Merger Agreement, “Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor (other than, in each case, investments in marketable securities and cash equivalents).

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), there are no transactions, resolutions of the board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the board of directors of Clinical Data other than at a meeting of Clinical Data’s stockholders and is incorporated herein by reference.

Contingent Value Rights Agreement

Prior to the earlier to occur of the consummation of the Offer or the Merger, Parent and Forest will enter into the CVR Agreement with a bank or trustee designated by Parent (after consultation with and approval of Clinical Data) governing the terms of the Contingent Consideration. The former holders of Securities will be entitled to receive cash payments for each Share acquired by Purchaser in the Offer or converted into the right to receive merger consideration in the Merger (or, in the case of In-the-Money Warrants and the Clinical Data Notes, for each Share that would have been issuable upon the exercise or conversion thereof), with each payment conditioned upon the achievement of the applicable milestone related to the commercialization of Viibryd and other products containing vilazodone hydrochloride (the “Product”) as follows:

Milestone #1.  Parent will be obligated to pay $1.00 in the event that the aggregate net sales of the Product in the United States in any four consecutive calendar quarters occurring between the Merger and the fifth anniversary of the Merger equal or exceed a total of $800,000,000.

Milestone #2.  Parent will be obligated to pay $2.00 in the event that the aggregate net sales of the Product in the United States in any four consecutive calendar quarters occurring between the Merger and the sixth anniversary of the Merger equal or exceed a total of $1,100,000,000.

Milestone #3.  Parent will be obligated to pay $3.00 in the event that aggregate net sales of the Product in the United States in any four consecutive calendar quarters occurring between the Merger and the seventh anniversary of the Merger equal or exceed a total of $1,500,000,000.

The five, six and seven year periods described above may be extended in the event that the commercial launch of the Product occurs more than six months after the completion of the Merger in certain circumstances. The terms of the Contingent Consideration described above reflect the parties’ agreement over the sharing of potential economic upside benefits from future net sales of the Product in the United States and do not necessarily reflect anticipated sales of the Product. There can be no assurance that such levels of net sales will occur or that any or all of the Contingent Consideration payments will be made. The right to the Contingent Consideration as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

The foregoing summary and description of the CVR Agreement are qualified in their entirety by reference to the Form of CVR Agreement, the form of which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Top-Up Option

Pursuant to the Merger Agreement, Clinical Data granted Parent and Purchaser an option (the “Top-Up Option”), which may be exercised by Parent or Purchaser, or at the request of Clinical Data, shall be exercised by Parent or Purchaser, following the consummation of the Offer to purchase from Clinical Data up to that number of newly issued Shares that, when added to the number of outstanding Shares owned by Purchaser at the time of the exercise of the Top-Up Option, constitutes one more share than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option calculated on a fully diluted basis (disregarding, however, any Shares issuable upon conversion of the Clinical Data Notes or exercise of In-the-Money Warrants acquired by Purchaser in the Offer). The exercise price for each Share acquired pursuant to the Top-Up Option is equal to the Offer Price. The Merger Agreement provides that the Top-Up Option will not be exercisable if the number of Shares subject to the Top-Up Option exceeds the number of authorized and unissued Shares available for issuance under Clinical Data’s Certificate of Incorporation, or any law prohibits the exercise or delivery of the Top-Up Option. Payment for Shares to be acquired pursuant to the exercise of the Top-Up Option may be made, at the election of Parent or Purchaser, either in cash or by delivery of a promissory note having a principal amount equal to the aggregate exercise price for Shares issued pursuant to the exercise of the Top-Up Option and bearing interest at the applicable federal rate, which may be prepaid without premium or penalty. Due to restrictions imposed by the number of Shares Clinical Data is authorized to issue under its Certificate of Incorporation, assuming no additional Shares have been issued since February 17, 2011, Parent or Purchaser will only be permitted to exercise the Top-Up Option if approximately 78.2% of the outstanding Shares (calculated on a fully diluted basis) have been tendered pursuant to the Offer (including any subsequent offering period) and not withdrawn.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger and DGCL Section 253

The board of directors of Clinical Data has determined that the Merger Agreement, the Support Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Clinical Data’s stockholders and authorized and approved the execution, delivery and performance of the Merger Agreement by Clinical Data, all in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, determined on a fully-diluted basis, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Clinical Data’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed through a one-step merger. On or about the date hereof, Clinical Data will file a preliminary proxy statement for a special meeting of stockholders to approve the adoption of the Merger Agreement and the transaction will be consummated either through the Offer followed by a Merger or directly through a one-step merger depending on which transaction can be consummated first. If the Offer is consummated prior to the date of the special meeting to adopt the Merger Agreement, then the special meeting will not be held.

State Takeover Laws

Clinical Data is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

In accordance with the provisions of Section 203, the board of directors has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the other Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Clinical Data who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of Clinical Data to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of Clinical Data’s stockholders is held to approve the Merger, Clinical Data will be required to send a notice to each stockholder of record not less than twenty days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within ten days after the Effective Time, the surviving corporation in the Merger will be required to send a notice that the Merger has become effective to each stockholder who delivered to Clinical Data a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the surviving corporation will be required to send a notice within ten days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Antitrust Compliance.

Under the HSR Act and the related rules and regulations that have been issued by the FTC, certain acquisitions of voting securities or assets may not be consummated until Premerger Notification and Report Forms have been filed for review by the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. These requirements apply to Forest’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Forest and Clinical Data filed their Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on March 2, 2011, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on March 17, 2011, unless earlier terminated by the FTC and the Antitrust Division, or Forest receives a request for additional information or documentary material prior to that time. If within the fifteen-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Forest, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Forest’s substantial compliance with that request. If either waiting period expires on a Saturday, Sunday or legal public holiday, then the period is extended until 11:59 p.m., New York City time, the next day that is not a Saturday, Sunday or legal public holiday. Expiration or termination of the HSR Act’s waiting period is a condition to closing for both us and Forest.

Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division routinely evaluate the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Forest, Clinical Data or any of their respective subsidiaries or affiliates. Private parties as well as State Attorneys General and foreign regulators also may bring legal actions under the antitrust laws under certain circumstances, although here Purchaser has concluded that no foreign competition filings will be required. There can be no assurance that a challenge to the acquisition of the Shares in the Offer and/or the Merger on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

Legal Proceedings

Between February 22, 2011 and March 7, 2011, six putative class action lawsuits were filed against Clinical Data, members of the board of directors of Clinical Data, Forest, Purchaser and FL Holding CV arising out of the Merger (collectively, the “Lawsuits”). One Lawsuit was filed in the Superior Court of the Commonwealth of Massachusetts, County of Middlesex (entitled Joel Kerr v. Clinical Data, Inc. et al.), another Lawsuit was filed in the United States District Court of Massachusetts (entitled Vinod Podichetty v. Clinical Data, Inc. et al.), and the other four Lawsuits were filed in the Court of Chancery of the State of Delaware (entitled Bradley Wojno v. Andrew Fromkin et al., Douglas Staples v. Clinical Data, Inc. et al., Alla Dorodny v. Clinical Data, Inc. et al., and Michael A. Toht v. Clinical Data, Inc. et al.). The Lawsuits generally allege that the members of the board of directors of Clinical Data breached their fiduciary duties of loyalty, care, independence, good faith and fair dealing to our stockholders by entering into the Merger Agreement because they, among other things, (i) failed to maximize stockholder value; (ii) used a process that was unfair and inadequate and tailored to better their own interests at the expense of Clinical Data’s public stockholders; (iii) failed to implement a bidding mechanism to foster a fair auction or took steps to avoid competitive bidding; and (iv) agreed to preclusive deal-protection terms. The Lawsuits also allege that Forest, Purchaser and Clinical Data aided and abetted the board of directors of Clinical Data in breaching their fiduciary duties. Plaintiffs seek to stop or delay the acquisition of Clinical Data by Forest, or rescission of the Merger in the event it is consummated, and seek monetary damages in an unspecified amount to be determined at trial. We believe the allegations in the Lawsuits are entirely without merit and we intend to defend against them vigorously.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report that relate to future results and events are forward-looking statements based on Clinical Data’s current expectations regarding the tender offer and other transactions contemplated by the Merger Agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Clinical Data may not satisfy one or more closing conditions; that the Merger Agreement may be terminated; and the impact of the current economic environment, fluctuations in operating results, market acceptance of Clinical Data’s services, and other risks that are described in Clinical Data’s Annual Report on Form 10-K for the year ended March 31, 2010, in its most recent Quarterly Report of Form 10-Q and in its subsequently filed SEC reports. Clinical Data undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

Item 9.	Exhibits.

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated March 8, 2011. (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Magnolia Acquisition Corp., filed with the Securities and Exchange Commission on March 8, 2011(the “Schedule TO”)).
(a)(1)(B)	Letter of Transmittal for Shares (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Letter of Transmittal for Laurus Warrants (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter of Transmittal for 2005 Warrants (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter of Transmittal for 2006 Warrants (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Letter of Transmittal for 2008 Warrants (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)	Letter of Transmittal for 2009 Series A Warrants (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).
(a)(1)(H)	Letter of Transmittal for 2009 Series B Warrants (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(H)).
(a)(1)(I)	Letter of Transmittal for Company Notes (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).
(a)(1)(J)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO).
(a)(1)(K)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO).
(a)(1)(L)	Summary Advertisement as published on March 8, 2011. (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO).
(a)(1)(M)	Joint Press release issued by Forest Laboratories, Inc. and Clinical Data, Inc., dated February 22, 2011(incorporated herein by reference to the press release filed under the cover of Schedule 14D-9C by Clinical Data, Inc. on February 22, 2011).
(a)(1)(N)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(5)(A)	Opinion of J.P. Morgan Securities LLC the board of directors of Clinical Data, Inc. dated February 21, 2011 (incorporated by referenced to Annex II attached to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated February 22, 2011, by and among Clinical Data, Inc., FL Holding CV, Magnolia Acquisition Corp. and Forest Laboratories, Inc. (incorporated by reference to Exhibit 2.1 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2011).
(e)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 2.3 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2011)
(e)(3)	Non-Disclosure Agreement, dated December 11, 2007, between Clinical Data, Inc. and Forest Laboratories, Inc.

Exhibit
No.	Description

(e)(4)	Amendment No. 1 to Non-Disclosure Agreement, dated May 6, 2010, between Clinical Data, Inc. and Forest Laboratories, Inc.
(e)(5)	Amended and Restated Executive Employment Agreement of Andrew J. Fromkin effective as of September 14, 2009 (incorporated by reference to Exhibit 99.1 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2009).
(e)(6)	Amended and Restated Executive Employment Agreement of Caesar J. Belbel effective as of September 14, 2009 (incorporated by reference to Exhibit 99.2 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2009).
(e)(7)	Amended and Restated Executive Employment Agreement of C. Evan Ballantyne effective as of September 14, 2009 (incorporated by reference to Exhibit 99.3 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2009).
(e)(8)	Amended and Restated Executive Employment Agreement of Carol R. Reed, M.D. effective as of September 14, 2009 (incorporated by reference to Exhibit 99.4 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2009).
(e)(9)	Executive Employment Agreement dated May 11, 2010 between Clinical Data, Inc. and James P. Shaffer (incorporated by reference to Exhibit 10.1 to Clinical Data, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010).
(e)(10)	Form of Indemnification Agreement between Clinical Data, Inc. and certain executive officers and directors of Clinical Data, Inc. (incorporated by reference to Exhibit 99.2 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2005).
(e)(11)	Amended and Restated Indemnification Agreement dated July 7, 2005 between Clinical Data, Inc. and Arthur Malman (incorporated by reference to Exhibit 99.1 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2005).
(e)(12)	Form of Restricted Stock Agreement between Clinical Data, Inc. and certain directors of Clinical Data, Inc.
(e)(13)	Form of Common Stock Purchase Warrant issued in connection with the Securities Purchase Agreement, dated as of November 17, 2005 (incorporated by reference to Exhibit 99.2 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 21, 2005).
(e)(14)	Form of Common Stock Purchase Warrant issued in connection with the Securities Purchase Agreement, dated as of June 13, 2006 (incorporated by reference to Exhibit 99.2 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2006).
(e)(15)	Form of Common Stock Purchase Warrant issued in connection with the Securities Purchase Agreement, dated as of September 26, 2008 (incorporated by reference to Exhibit 99.3 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2008).
(e)(16)	Form of Common Stock Purchase Warrant (Series A), dated February 25, 2009 issued in connection with the Securities Purchase Agreement, dated as of February 25, 2009 (incorporated by reference to Exhibit 99.4 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2009).
(e)(17)	Form of Common Stock Purchase Warrant (Series B) issued in connection with the Securities Purchase Agreement, dated as of February 25, 2009 (incorporated by reference to Exhibit 99.5 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2009).
(e)(18)	Form of Note issued in connection with the Securities Purchase Agreement, dated as of February 25, 2009 (incorporated by reference to Exhibit 99.3 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2009).
(e)(19)	Securityholder Tender and Support Agreement, dated February 22, 2011, by and among FL Holding CV, Magnolia Acquisition Corp and certain securityholders of Clinical Data, Inc. (incorporated by reference to Exhibit 2.2 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLINICAL DATA, INC.

By:	/s/ Andrew J. Fromkin
Name:     Andrew J. Fromkin

Title:	President and Chief Executive Officer

Dated: March 8, 2010

Annex I — Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as  amended, and Rule 14f-1 promulgated thereunder

Annex II — Opinion of J.P. Morgan Securities LLC to the Board of Directors of Clinical Data, Inc., dated  February 21, 2011.

Annex III — Section 262 of the Delaware General Corporation Law

ANNEX I

CLINICAL DATA, INC.
ONE GATEWAY CENTER, SUITE 702
NEWTON, MA 02458

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (the “Information Statement”) is being mailed on or about March 8, 2011 in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) of Clinical Data, Inc., a Delaware corporation (“Clinical Data,” the “Company,” “we” or “our”), with respect to the tender offer by Magnolia Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of FL Holding CV, an entity organized under the laws of the Netherlands (“Parent”) and an indirect wholly-owned subsidiary of Forest Laboratories, Inc. (“Forest”), to the holders of record of (i) all of the outstanding shares of the common stock, $0.01 par value per share (“Shares”), of Clinical Data, (ii) that certain warrant, dated August 31, 2006, issued by Clinical Data to Laurus Master Fund, Ltd. (the “Laurus Warrant”), (iii) all of the outstanding warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005 between Clinical Data and the investors named therein (the “2005 Warrants”), (iv) all of the outstanding warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006 between Clinical Data and the investors named therein (the “2006 Warrants”), (v) all of the outstanding warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008 between Clinical Data and the purchasers named therein (the “2008 Warrants”), (vi) all of the outstanding warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009 between Clinical Data and the buyers named therein (the “2009 Warrants,” and together with the Laurus Warrant, 2005 Warrants, 2006 Warrants, and 2008 Warrants, the “In-the-Money Warrants”), and (vii) all of the outstanding convertible notes dated February 25, 2009 issued by Clinical Data pursuant to that certain Securities Purchase Agreement dated February 25, 2009 by and among Clinical Data, New River Management V, LP and RJK, L.L.C. and in an aggregate principal amount of $50,000,000 (the “Clinical Data Notes”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of the Company’s stockholders to a majority of the seats on the board of directors of Clinical Data. Such designation would be made pursuant to Section 7.2 of the Agreement and Plan of Merger, dated February 22, 2011 (the “Merger Agreement”), by and among Parent, Purchaser, Forest and the Company that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, Purchaser will merge with and into the Company (the “Merger”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on March 8, 2011 to purchase, upon the terms and conditions set forth in the Offer to Purchase, dated March 8, 2011 (together with any amendments or supplements thereto, the “Offer”), Purchaser has offered to purchase all of the issued and outstanding Shares for (i) $30.00 per Share in cash without interest and subject to any tax withholding (the “Cash Portion”) plus (ii) a contractual right, pursuant to a Contingent Value Rights Agreement (the “CVR Agreement”) that provides each stockholder the right receive one or more contingent payments upon the achievement of certain milestones as set forth in the CVR Agreement (the “Contingent Consideration” and, together with the Cash Portion, the “Offer Price”).

Pursuant to the Offer, Purchaser has offered to purchase the Laurus Warrant, if outstanding, for (i) the product of $10.00 multiplied by the number of Shares (as defined below) subject to such warrant as of immediately prior to the Parent’s acceptance of the Securities validly tendered in the Offer (the “Acceptance Time”) or upon the effective time of the Merger (the “Effective Time”), as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such Laurus Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Pursuant to the Offer, Purchaser has offered to purchase all of the outstanding 2005 Warrants for (i) the product of $14.90 multiplied by the number of Shares subject to such 2005 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of the 2005 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Pursuant to the Offer, Purchaser has offered to purchase all of the outstanding 2006 Warrants for (i) the product of $17.71 multiplied by the number of Shares subject to such 2006 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of the 2006 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Pursuant to the Offer, Purchaser has offered to purchase all of the outstanding 2008 Warrants for (i) the product of $13.56 multiplied by the number of Shares subject to such 2008 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of the 2008 Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Pursuant to the Offer, Purchaser has offered to purchase all of the outstanding 2009 Series A Warrants for (i) the product of $21.88 multiplied by the number of Shares subject to such 2009 Series A Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of the 2009 Series A Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Pursuant to the Offer, Purchaser has offered to purchase all of the outstanding 2009 Series B Warrants for (i) the product of $20.26 multiplied by the number of Shares subject to such 2009 Series B Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable, and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of the 2009 Series B Warrant as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Pursuant to the Offer, Purchaser has offered to purchase all of the outstanding Clinical Data Notes for (i) the product of $30.00 multiplied by the maximum number of Shares into which such Clinical Data Note is convertible immediately prior to the Acceptance Time or the Effective Time, as applicable and (ii) the right to receive the Contingent Consideration with respect to each of the total number of Shares that would have been issuable upon conversion in full of the Clinical Data Note as of immediately prior to the Acceptance Time or the Effective Time, as applicable.

Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Monday, April 4, 2011, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares, In-the-Money Warrants and Clinical Data Notes validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on March 8, 2011.

The Merger Agreement provides that Purchaser is entitled following, the Offer Acceptance Time, to elect or designate such number of directors (the “Parent Designees”), rounded down to the next whole number, determined by multiplying (i) the total number of directors on the board of directors of Clinical Data by (ii) the percentage that the number of Shares purchased by Purchaser pursuant to the Offer bears to the total number of Shares outstanding at the Acceptance Time. However, in no event shall Parent be entitled to designate any directors to serve on the board of directors of Clinical Data unless it is the beneficial owner of Shares entitling it to exercise at least a majority of the voting power of the outstanding Shares. Upon request from Parent,

Clinical Data has agreed to take all actions necessary to enable the Parent Designees to be elected or appointed to the board of directors of Clinical Data, including (i) by promptly filling vacancies or newly created directorships on the board of directors of Clinical Data, (ii) promptly increasing the size of the board of directors of Clinical Data, and/or (iii) promptly securing the resignations of such number of its incumbent directors to the extent necessary to provide Parent with such level of representation.

The Merger Agreement also provides that in the event that the Parent Designees are elected or designated to the board of directors of Clinical Data, then, until the Effective Time, the board of directors of Clinical Data shall have at least two directors who are directors on the date of the Merger Agreement and not affiliates, representatives or designees of Parent or Purchaser (“Continuing Directors”). If the Parent Designees are elected or designated to the board of directors of Clinical Data, the approval of a majority of the Continuing Directors is required prior to the Effective Time of the Merger, to take certain actions, including (i) any amendment to or termination of the Merger Agreement by Clinical Data, (ii) any amendment to the Certificate of Incorporation or Bylaws of the Company or any its subsidiaries, (iii) any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (iv) any waiver of compliance with any covenant of Parent or Purchaser or any condition to any obligation of the Company or any waiver of any right of the Company under the Merger Agreement, (v) any Change in Recommendation, (vi) any other consent or action by the board of directors of Clinical Data with respect to the Merger Agreement or the Merger, or (vii) the exercise or waiver of any of the Company’s rights or remedies under the Merger Agreement or otherwise with respect to the transactions contemplated therein.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of Purchaser’s designees to the board of directors of Clinical Data.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Forest, Parent, Purchaser and Purchaser’s designees has been furnished to the Company by Forest and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES

As of the date of this Information Statement, Parent has not determined who will be the Parent’s designees to the board of directors of Clinical Data. However, Parent has informed the Company that it will choose its designees to the board of directors of Clinical Data from the executive officers and directors of Forest listed in Schedule I to the Offer to Purchase (the “Potential Designees”), a copy of which is being mailed to stockholders of Clinical Data. The information with respect to the Potential Designees is incorporated herein by reference. Parent has informed the Company that each of the Potential Designees has consented to act as a director of the Company, if so designated.

Based solely on the information set forth in Schedule I to the Offer to Purchase filed by Purchaser, none of the Potential Designees (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the knowledge of Purchaser and Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent and Purchaser have informed the Company that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end Monday, April 4, 2011. It is currently not known which, if any, of the current directors of the Company would resign.

CERTAIN INFORMATION CONCERNING CLINICAL DATA, INC.

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 1,500,000 shares of preferred stock, par value $0.01 per share. As of the close of business on March 3, 2011 there were 31,090,561 shares of Common Stock outstanding and no shares of preferred stock outstanding. As of the date of this Information Statement, Parent and its affiliates do not own any shares of Common Stock, other than its beneficial ownership pursuant to the tender and support agreement dated as of February 22, 2011, by and among Parent, Purchaser and each director and executive officer of the Company and their affiliates (which was filed as Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on February 25, 2010).

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders.

CURRENT DIRECTORS AND OFFICERS OF THE COMPANY

The following contains certain information as of March 8, 2011 about our directors and our Chief Executive Officer or Chief Financial Officer and the other three most highly compensated executive officers during the fiscal years ended March 31, 2010, 2009 and 2008 (the “named executive officers”):

Name	Age	Position

Larry D. Horner	76	Director
Randal J. Kirk	57	Director
Arthur B. Malman	68	Director
Burton E. Sobel, M.D.	73	Director
Scott L. Tarriff	51	Director
Richard J. Wallace	59	Director
Andrew J. Fromkin	44	President and Chief Executive Officer
C. Evan Ballantyne	51	Executive Vice President and Chief Financial Officer
Caesar J. Belbel	51	Executive Vice President, Chief Legal Officer and Secretary
Carol R. Reed, M.D.	58	Executive Vice President and Chief Medical Officer
James P. Shaffer	45	Executive Vice President and Chief Commercial Officer

EXECUTIVE OFFICERS AND DIRECTORS

The following is a brief biography of each of our directors and executive officers as of March 8, 2011.

Larry D. Horner served as a member of the Board of Directors of New River Pharmaceuticals Inc., and American General Corp until they were sold, and ConocoPhillips until he reached the mandatory retirement age. From 1994 to 2001, Mr. Horner served as Chairman of the Board of Pacific USA Holdings Corporation, a holding company of companies in real estate and financial services. From 1997 to 2001, Mr. Horner served as Chairman of the Board of Asia Pacific Wire & Cable, Ltd., a publicly-traded manufacturer of wire and cable products for the telecommunications and power industries in the Asia Pacific Region. From 1991 to 1994, he served as Managing Director of Arnhold & S. Bleichroeder, Inc., an equity market trading and corporate finance firm. Prior to that, he served as Chairman and Chief Executive Officer of the accounting firm KPMG

Peat Marwick. In 2009, Mr. Horner retired from the Board of Directors of UTStarcom, Inc. and Atlantis Plastics, Inc. Mr. Horner continues to serve on the Board of Directors of TOUSA, Inc. and Intrexon Corporation. The board of directors of Clinical Data has concluded that Mr. Horner should serve on our board because of his extensive senior leadership experience as both an executive and director of companies such as KPMG Peat Marwick and Conoco Philips, together with his experience as a past director of New River Pharmaceuticals, Inc. and current director of Intrexon Corporation, as well as his tenure since 2002 as a member of the board and Chairman of the Audit Committee of Clinical Data.

Randal J. Kirk is the Senior Managing Director and Chief Executive Officer of Third Security, LLC, an investment management firm founded by Mr. Kirk. Additionally, Mr. Kirk founded and became Chairman of the Board of New River Pharmaceuticals Inc. (previously traded on NASDAQ prior to its acquisition by Shire plc in 2007) in 1996, and was President and Chief Executive Officer between October 2001 and April 2007. Mr. Kirk began his professional career in the private practice of law. Previously, Mr. Kirk served as a member of the Board of Directors of Scios, Inc. (previously traded on NASDAQ prior to its acquisition by Johnson & Johnson) between February 2000 and May 2002. Mr. Kirk currently serves in a number of additional capacities including: as a member of the Board of Directors of Halozyme Therapeutics, Inc. since May 2007; as Chairman of the Board of Directors of Intrexon Corporation since February 2008 and Chief Executive Officer since April 2009; and as Chairman of the Board of Directors of Cyntellect, Inc. since September 2008. Mr. Kirk served on the Board of Visitors of Radford University from July 2003 to June 2009, was Rector of the Board from September 2006 to September 2008, and has served on the Board of Directors of the Radford University Foundation, Inc. since September 1998. He has served on the Board of Visitors of the University of Virginia and Affiliated Schools since July 2009, on the Virginia Advisory Council on Revenue Estimates since July 2006, and as a member of the Board of Directors of the Virginia University Research Partnership since July 2007. Mr. Kirk received a B.A. in Business from Radford University and a J.D. from the University of Virginia. The board of directors of Clinical Data has concluded that Mr. Kirk should serve on our board based on his extensive experience and record of achievement as an entrepreneur, investor, top executive and board member of numerous leading pharmaceutical and other health care companies, as well as his tenure since 2002 as a member of the board, and Chairman since 2004, of Clinical Data.

Arthur B. Malman is a partner of the law firm of Malman & Goldman, LLP. His legal experience includes representing financial institutions and public and private companies. Mr. Malman is a principal of the Urban Group, a real-estate investment company; Chairman of Dimex Holdings Corporation, a telecom venture company; and a co-founder of Biocentric Health, Inc. a nutritional supplements company. He is also a member of the Town of East Hampton Finance and Budget Advisory Committee; a trustee and member of the finance committee of the Jewish Center of the Hamptons; and a founder and Co-Chairman of the East Hampton Group for Good Government. Mr. Malman received a B.A. from Princeton University and a J.D. from the Yale University School of Law, and attended Columbia University School of Business Administration. The board of directors of Clinical Data has concluded that Mr. Malman should serve on our board based on his long and successful career as an attorney and businessman, as well as his tenure since 1975 as a member of the board of Clinical Data.

Burton E. Sobel, M.D.  has been at the University of Vermont since 1994 where he is currently Professor of Medicine, Director of the Cardiovascular Research Institute, and Professor of Biochemistry. Dr. Sobel has been a trustee of Fletcher Allen Health Care Center in Burlington, Vermont. Previously, he held senior academic and administrative positions at Washington University School of Medicine and Barnes Hospital from 1973 to 1994, and at the University of California, San Diego, from 1968 to 1973. Dr. Sobel completed postgraduate training at the Peter Bent Brigham Hospital, Boston and the National Institutes of Health, Bethesda, Maryland and received his M.D., magna cum laude, from Harvard University and his A.B. from Cornell University. Dr. Sobel is the immediate past President of the Society for Experimental Biology and Medicine and also has served as a member of the Board of Directors of Nuvelo, Inc. and Ariad Pharmaceuticals, Inc., both publicly-traded life science companies. Dr. Sobel also served as a member of the Board of Directors of New River Pharmaceuticals Inc., a publicly-traded specialty pharmaceutical company focused on developing novel pharmaceuticals and improved versions of widely-prescribed drugs, from 2004 until its acquisition by Shire plc in April 2007. Dr. Sobel serves on the Board of Directors of Intrexon Corporation and on the Board of Directors of ArcaBiopharma Corporation. The board of directors of Clinical Data has concluded that Dr. Sobel should serve on our board based on his long and successful career as a leading physician and medical researcher and educator, together with his experience as a board member of several leading pharmaceutical and biotechnology companies, and his tenure since 2005 as a member of the board of directors of Clinical Data.

Scott L. Tarriff formed a hospital specialty company, Eagle Pharmaceuticals, Inc., in January 2007. Eagle is focused on developing branded parenteral products through the application of various in-licensed drug delivery technologies. Prior to forming Eagle, Mr. Tarriff was president and chief executive officer of Par Pharmaceutical Companies, Inc. Mr. Tarriff joined Par Pharmaceutical Companies, Inc., in 1998 as executive vice president. Mr. Tarriff was named president and chief executive office of Par Pharmaceutical, Inc., the company’s principal operating subsidiary, in 2001, and was elected to the company’s Board of Directors in 2002. In September 2003, he was appointed president and chief executive officer of Par Pharmaceutical Companies, Inc. Mr. Tarriff joined Par following a 12-year career at Bristol-Meyers Squibb. He received his MBA from Rider College and his undergraduate degree from Pennsylvania State University. The board of directors of Clinical Data has concluded that Mr. Tarriff should serve on our board based on his long and successful career in top executive leadership positions with leading, publicly traded pharmaceutical companies including Par Pharmaceuticals and Bristol-Myers Squibb.

Richard J. Wallace has fifteen years experience at GlaxoSmithKline (GSK) from 1992 until January 2008, spanning roles from Vice President Commercial (Canadian Pharmaceuticals), Vice President U.S. Business Development, Vice President Sales & Marketing (U.S. Oncology and HIV), Vice President Clinical Development and Product Strategy, to Senior Vice President Global Commercial Strategy. He served as a member of GSK’s Research and Development Executive, Commercial Operations Committee and Product Management Board. His experience prior to joining GSK includes eight years with Bristol Myers Squibb and seven years at Johnson & Johnson in assignments from marketing, sales, manufacturing and general management. Mr. Wallace is also a director of ImmunoGen Inc, Bridgehead International Ltd. and GNC Corporation and, within the past five years he has also served as a director of Avigen, Inc. The board of directors of Clinical Data believes Mr. Wallace’s qualifications to serve on our board include former experience in various capacities of increasing responsibility at several large pharmaceutical companies. As a result of these experiences, Mr. Wallace has a wide ranging understanding of drug development both in the U.S. and internationally. Mr. Wallace also has significant corporate governance experience through his service on the boards of other companies.

Andrew J. Fromkin joined Clinical Data on October 12, 2005 and was appointed President, Chief Executive Officer, and a director of the Company on May 12, 2006. Mr. Fromkin has over twenty years of senior leadership experience in the healthcare industry with an emphasis on healthcare information and services, pharmaceutical services and biotechnology. Prior to Clinical Data, Mr. Fromkin held senior management roles at leading and emerging healthcare companies. Most recently he was President and Chief Executive Officer of DoctorQuality, Inc., a leading provider of patient safety and condition management products that was acquired by Quantros, Inc. and served as President, Chief Executive Officer, and a director of Endo Surgical Devices, Inc., an early stage surgical device developer. Mr. Fromkin spent most of the 1990s in two leadership roles with the industry’s leading PBM, Medco which became Merck-Medco Managed Care, LLC, a wholly owned subsidiary of Merck & Co., Inc. The leadership roles included Vice President, Business Development (Corporate Development from 1995-2000) and before that, Vice President, Sales to Major Health Insurers, Employers and Government Accounts. Mr. Fromkin began his career at Health Information Technologies, a leader in the then emerging field of electronic data interchange.

C. Evan Ballantyne joined Clinical Data as Senior Vice President and Chief Financial Officer on August 7, 2006. In 2009, Mr. Ballantyne was appointed Executive Vice President and Chief Financial Officer of Clinical Data. Prior to joining Clinical Data, Mr. Ballantyne was Senior Vice President and Chief Financial Officer of ZymeQuest, Inc., a medical technology company based in Beverly, Massachusetts. Previously, Mr. Ballantyne was the Chief Financial Officer of Knowledge Impact, of Wayland, Massachusetts. Earlier, Mr. Ballantyne was a Vice President and Chief Operating Officer for ACNielsen Corporation and held the Chief Financial Officer position as well for two years. Mr. Ballantyne also held an audit position for Dun & Bradstreet, earned a B.A. from the University of Western Ontario, and earned a post-graduate degree in Business Administration with Honors from the University of Windsor.

Caesar J. Belbel joined Clinical Data as Vice President and Chief Legal Officer on May 7, 2003, and was elected Secretary of Clinical Data on June 25, 2003. Mr. Belbel was subsequently appointed Senior Vice President in May 2005 and Executive Vice President of Clinical Data in October 2005. Prior to joining Clinical Data, Mr. Belbel served from 2000 to 2002 as Senior Vice President, General Counsel and Secretary of Xpedior Incorporated, a publicly-held Internet consulting services and e-commerce software development company. Previously, from 1997 to 2000, Mr. Belbel served as General Counsel of Programart Corporation, a developer of application performance management software. Mr. Belbel holds a B.A. degree from Columbia University and a J.D. degree from Boston College Law School.

Carol R. Reed, M.D.  joined Clinical Data in October 2005 as Senior Vice President and Chief Medical Officer following the completion of its merger with Genaissance Pharmaceuticals, Inc., where Dr. Reed had served as Vice President, Medical Affairs since 2003. In April 2008, Dr. Reed was appointed Executive Vice President and Chief Medical Officer of Clinical Data. Dr. Reed joined Genaissance from Bayer Pharmaceuticals, Inc., where she was an Associate Medical Director in Pulmonary Medical Research. Previously, she was the Associate Director, Section of Pulmonary and Critical Care Medicine, at the Hospital of St. Raphael and directed its Medical Intensive Care Unit. Dr. Reed received a M.S. in biology from the University of Illinois and a M.D. from Rush Medical College in Chicago.

James P. Shaffer became Clinical Data’s Chief Commercial Officer in April 2010. He previously served as Clinical Data’s Senior Vice President of Sales and Marketing from November 2008 until April 2010. Prior to that, he served as Vice President of Sales and Marketing for Clinical Data from April 2007 until November 2008. In his current capacity, he is responsible for leading the Commercial Team (Sales, Marketing, and Managed Care), Business Development and Technical Operations. Mr. Shaffer has over 19 years of sales and marketing experience in the pharmaceutical industry. Mr. Shaffer joined Clinical Data from New River Pharmaceuticals where he was Vice President of Sales and Marketing. New River Pharmaceuticals is a specialty pharmaceutical company focused on developing novel pharmaceuticals and improved versions of widely-prescribed drugs which was acquired by Shire Plc. Prior to that, Mr. Shaffer lead the sales and marketing efforts in the U.S. and Canada for Prestwick Pharmaceuticals, a specialty pharmaceutical company focused on the development and marketing of drugs for the central nervous system. Mr. Shaffer holds a B.S. and M.B.A. from The Ohio State University.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board and Shareholder Matters

Independence

The board of directors of Clinical Data has determined that each of the current directors are independent directors as defined by applicable NASDAQ Stock Market standards governing the independence of directors, except for Andrew J. Fromkin, our President and Chief Executive Officer.

Board Meetings and Committees

The board of directors of Clinical Data held eight meetings and took action by written consent two times during fiscal 2010. Each board member attended 75% or more of the aggregate of the meetings of the board and of the committees on which he served that were held during the period for which he was a director or committee member. All of our directors attended the 2010 annual meeting of stockholders in person or participated by telephone conference. Continuing directors and nominees for election as directors in a given year are required to attend the annual meeting of stockholders barring significant commitments or special circumstances.

Shareholder Communications

Any shareholder wishing to communicate with the board of directors of Clinical Data, a particular director or the chair of any committee of the board may do so by sending written correspondence to our principal executive offices, c/o Caesar J. Belbel, Executive Vice President, Chief Legal Officer and Secretary. All such communications will be delivered to the board or the applicable director or committee chair.

The board of directors of Clinical Data has three standing committees: Audit Committee, Compensation Committee and Nominating and Governance Committee.

Audit Committee

The Audit Committee has authority to select and engage our independent registered public accounting firm and is responsible for reviewing our audited financial statements, accounting processes and reporting systems. The Audit Committee also discusses the adequacy of our internal financial controls with our management and our independent registered public accounting firm. In addition, the Audit Committee is responsible for overseeing the independence of, and approving all services provided by, our independent registered public accounting firm. The Audit Committee operates under a written charter approved by the full board, which charter is periodically reviewed by the Audit Committee and is available on our website at www.clda.com or to any stockholder who requests it by contacting our offices, c/o Caesar J. Belbel, Executive Vice President, Chief Legal Officer and Secretary.

The members of the Audit Committee are Larry D. Horner (Chair), Arthur B. Malman, and Burton E. Sobel, M.D. The board of directors of Clinical Data has considered and concluded that each of the members of the Audit Committee satisfies the independence and financial literacy and expertise requirements as defined by applicable NASDAQ Stock Market standards governing the qualifications of Audit Committee members. Additionally, our board has determined that Mr. Horner qualifies as an audit committee financial expert under the rules of the U.S. Securities and Exchange Commission (the “SEC”).

The Audit Committee held four meetings and took action by written consent two times during fiscal 2010. For more information about the Audit Committee, including its audit services pre-approval procedures, see “Report of the Audit Committee” and “Principal Accounting Fees and Services” in this Information Statement.

Compensation Committee

Our Compensation Committee is responsible for establishing cash compensation policies with respect to our executive officers and directors, recommending to the board the compensation to be paid to our executive officers and administering our equity incentive plans. The members of the Compensation Committee are Arthur B. Malman (Chair), Larry D. Horner and Scott L. Tarriff. The Compensation Committee did not hold any meetings during fiscal 2010 but took action by written consent nineteen times during fiscal 2010. The Compensation Committee operates pursuant to a written charter adopted by the board, which charter is periodically reviewed by the Compensation Committee and is available on our website at www.clda.com or to any stockholder who requests it by contacting our offices, c/o Caesar J. Belbel, Executive Vice President, Chief Legal Officer and Secretary.

Nominating and Governance Committee

Our Nominating and Governance Committee identifies individuals qualified to become board members and recommends to the board the director nominees for the next annual meeting of stockholders and candidates to fill vacancies on the board. Additionally, the Nominating and Governance Committee recommends to the board the directors to be appointed to board committees. The Nominating and Governance Committee also develops and recommends to the board a set of corporate governance guidelines applicable to the board and to the Company and oversees the effectiveness of our corporate governance in accordance with those guidelines. Finally, the Nominating and Governance Committee maintains and recommends to the board our Code of Business Conduct and Ethics, which meets the SEC’s definition of a “code of ethics” and which applies to all of our directors, officers and employees, a copy of which is available on our website at www.clda.com or to any stockholder who requests it by contacting our offices, c/o Caesar J. Belbel, Executive Vice President, Chief Legal Officer and Secretary.

The Nominating and Governance Committee consists of Burton E. Sobel, M.D. (Chair), Arthur B. Malman and Richard J. Wallace, each of whom the board has determined meets the independence requirements as defined by applicable NASDAQ Stock Market standards governing the independence of directors. The Nominating and Governance Committee held two meetings during fiscal 2010. The Nominating and Governance Committee operates pursuant to a written charter adopted by the board, which charter is periodically reviewed by the Nominating and Governance Committee and is available on our website at www.clda.com or to any stockholder who requests it by contacting our offices, c/o Caesar J. Belbel, Executive Vice President, Chief Legal Officer and Secretary.

The Nominating and Governance Committee considers candidates for board membership suggested by its members and other board members. Additionally, in selecting nominees for directors, the Nominating and Governance Committee will review candidates recommended by stockholders in the same manner and using the same general criteria as candidates recruited by the Nominating and Governance Committee and/or recommended by the board. Any stockholder who wishes to recommend a candidate for consideration by the Nominating and Governance Committee as a nominee for director should follow the procedures set forth in “Shareholder Recommendations for Director Nominations” below. The Nominating and Governance Committee will also consider whether to nominate any person proposed by a shareholder in accordance with the provisions of our bylaws relating to shareholder nominations as described in “Deadline for Stockholder Proposals and Director Nominations” below.

The Nominating and Governance Committee believes that candidates for director should possess certain minimum qualifications, including relevant industry experience, the ability to understand basic financial statements and high personal integrity and ethics. Once the Nominating and Governance Committee has identified a prospective nominee, the Nominating and Governance Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on the information provided to the Nominating and Governance Committee with the recommendation of the prospective candidate, as well as the Nominating and Governance Committee’s own knowledge of the prospective candidate, which may be supplemented by inquiries of the person making the recommendation or others. The preliminary determination is based primarily on the need for additional board members to fill vacancies or expand the size of the board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. Also considered are the provisions of any company agreements specifying persons to be nominees. The Nominating and Governance Committee then evaluates the prospective nominee against, among other things, the following standards and qualifications:

•	whether the prospective nominee meets the independence requirements qualifications defined under applicable NASDAQ Stock Market standards and, if to serve on the Audit Committee, the NASDAQ Stock Market financial experience and/or financial expert requirements defined under the applicable rules and regulations of the SEC;

•	the extent to which the prospective nominee’s skills, experience and perspective add to the range of talent appropriate for the board and whether such attributes are relevant to our business and industry;

•	the extent to which the candidate’s background, skills, and experience will diversify the board;

•	the prospective nominee’s ability to dedicate the time and resources sufficient for the diligent performance of board duties; and

•	the extent to which the prospective nominee holds any position that would conflict with a director’s responsibilities to us.

If the Nominating and Governance Committee’s internal evaluation is positive, the Nominating and Governance Committee makes a recommendation to the full board as to whether the candidate should be interviewed further or nominated by the board and the board determines whether to approve the nominee after considering the recommendation and report of the Nominating and Governance Committee.

Role of the Board in Risk Oversight

One of the Board’s key functions is informed oversight of the Company’s risk management process. The board administers this oversight function directly through the board as a whole, as well as through the Board’s standing committees that address risks inherent in their respective areas of oversight. In particular, our board is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for the Company. Our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our audit function. Our Nominating and Governance Committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Both the board as a whole and the various standing committees receive periodic reports from the management, as well as incidental reports as matters may arise. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the board as quickly as possible.

Board Leadership Structure

The board has an independent chair, Mr. Kirk, who has authority, among other things, to call and preside over board meetings, including meetings of the independent directors, to set meeting agendas and to determine materials to be distributed to the board. Accordingly, our Chairman has substantial ability to shape the work of the board. The Company believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board in its oversight of the business and affairs of the Company. In addition, the Company believes that having an independent Chairman creates an environment that is more conducive to objective evaluation and oversight of management’s performance, increasing management accountability and improving the ability of the board to monitor whether management’s actions are in the best interests of the Company and its stockholders. As a result, the Company believes that having an independent board Chairman can enhance the effectiveness of the board as a whole.

Certain Transactions and Business Relationships

Our board has a policy of either recusing interested directors from participating in the deliberation and approval of transactions with related parties or forming an independent committee of directors for the purpose of deliberating on and approving such transactions. Our board has determined that each of the current directors standing for re-election are independent directors as defined by applicable NASDAQ Stock Market standards governing the independence of directors, except for Andrew J. Fromkin, our President and Chief Executive Officer. Randal J. Kirk, the Chairman of our board, controls Third Security, LLC and its affiliates. As of March 1, 2011, directly and through Third Security and its affiliates, Mr. Kirk controls approximately 35.4% of the Company’s outstanding stock.

On February 25, 2009, the Company entered into a securities purchase agreement with certain accredited investors affiliated with Mr. Kirk, to issue and sell (i) unsecured convertible notes, in an aggregate principal amount of $50,000,000, bearing interest at a rate of 9.72% per year and maturing on February 25, 2017, and (ii) warrants to purchase an aggregate of 3,055,300 shares of the Company’s common stock. The sale of securities was consummated on February 25, 2009. The principal on the notes convert, at the investors’ discretion, into the Company’s common stock at a fixed price of $8.1825 per share, equaling the closing bid price of the Company’s common stock on the NASDAQ Global Market on the closing date plus $0.0625 per share. Interest on the notes is payable on each yearly anniversary of the closing date, with the first interest payment paid on February 25, 2010. In connection with this financing transaction, the Company also entered into a registration rights agreement to register the resale of the shares of common stock issuable upon conversion of the unsecured convertible notes and exercise of the warrants. Subject to the terms of this agreement, the Company was required to meet, among other things, certain deadlines and requirements related to the registration of shares of common stock underlying the notes and the warrants. As a result of not having the shares registered for resale until July 30, 2009, the Company paid $1.6 million as liquidated damages, including interest of $15,000. As of March 8, 2011, the Company had not repaid any of the principal of the notes and the entire $50,000,000 of principal remained outstanding.

On August 31, 2009, the Company sold to Intrexon Corporation, or Intrexon, substantially all of the equipment located at our facility in Germantown, Maryland and assigned the lease to that facility to Intrexon. Intrexon is majority-owned by certain affiliates of Mr. Kirk, and Mr. Horner and Dr. Sobel are on the board of Intrexon. In exchange for the assets, the Company received $1.5 million in cash and Intrexon assumed certain liabilities associated with the assets sold.

Section 16(a) Beneficial Ownership Reporting Compliance

Our executive officers and directors and persons who own beneficially more than ten percent of our equity securities are required under Section 16(a) of the Securities Exchange Act of 1934 to file reports of ownership and changes in their ownership of our securities with the SEC. They must also furnish copies of these reports to us. Based solely on a review of the copies of reports furnished to us and written representations that no other reports were required, we believe that for the fiscal year ended March 31, 2010 our executive officers, directors and ten percent beneficial owners complied with all applicable Section 16(a) filing requirements.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the ownership of our common stock as of March 1, 2011 by all persons who, to our knowledge, were the beneficial owners of more than 5% of the outstanding Shares, each of our directors, each of our current named executive officers (as defined in Item 402(a)(3) of Regulation S-K) and all directors and executive officers as a group.

Unless otherwise indicated, the address for each of the beneficial owners in the table below is c/o Clinical Data, Inc., One Gateway Center, Suite 702, Newton, Massachusetts 02458.

	Stock and Nature		Percent of
Name and Address of Beneficial Owner	of Ownership		Common Stock

5% Stockholder
FMR LLC 82 Devonshire Street Boston, MA 02109	4,493,282	(1)	14.4%
Merck Kommanditgesellschaft auf Aktien Frankfurter Strasse 250 64293 Darmstadt, Germany	2,083,555	(2)	6.7%
Directors, Executive Officers and Named Executive Officers
Randal J. Kirk	20,934,242	(3)	51.1%
Andrew J. Fromkin	872,467	(4)	2.7%
Caesar J. Belbel	345,938	(5)	*
Larry D. Horner	185,185	(6)	*
Carol R. Reed, M.D.	291,635	(7)	*
C. Evan Ballantyne	243,934	(8)	*
Arthur B. Malman	96,054	(9)	*
James P. Shaffer	104,334	(10)	*
Burton E. Sobel, M.D.	82,500	(11)	*
Richard J. Wallace	52,500	(12)	*
Scott L. Tarriff	24,100	(13)	*
All Directors, Executive Officers and Named Executive Officers as a Group (11 persons)	23,232,889	(14)	54.0%

*	Indicates ownership of less than 1%

(1)	Based solely on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 14, 2011 by FMR LLC. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC, is the beneficial owner of 4,493,282 Shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, Chairman of FMR LLC, and FMR LLC, through its control of Fidelity, each has sole power to dispose of the 4,493,282 shares owned by the funds. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds’ Boards of Trustees.

(2)	Based solely on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 14, 2011.

(3)	Consists of shares owned by Mr. Kirk, directly and through Third Security, LLC and its affiliates, including 2,326,687 owned by Mr. Kirk; 1,626,722 shares owned by Kirkfield, L.L.C., a Virginia limited liability company (“Kirkfield”); 1,049,877 shares owned by New River Management II, LP, a Virginia limited partnership (“NRM II”); 290,014 shares owned by New River Management III, LP, a Virginia limited partnership (“NRM III”); 3,380,985 shares owned by New River Management V LP, a Delaware limited partnership (“NRM V”); 1,106,672 shares owned by R.J. Kirk Declaration of Trust (“R.J. Kirk DOT”); 24,240 shares owned by Third Security Incentive 2008 LLC, a Virginia limited liability company (“Incentive 2008”); 48,478 shares owned by Third Security Senior Staff 2008 LLC, a Virginia limited liability company (“Senior Staff 2008”); 692,617 shares owned by Third Security Staff 2001 LLC, a Virginia limited liability company (“Staff 2001”); 48,478 shares owned by Third Security Staff 2008 LLC, a Virginia limited liability company (“Staff 2008”); 32,500 shares owned by JPK 2008, LLC (“JPK 2008”); 146,900 shares owned by JPK 2009; LLC (“JPK 2009”); 1,212 shares owned by Lotus Capital (2000) Co., Inc. (“Lotus Capital”); 32,500 shares owned by MGK 2008, LLC (“MGK 2008”); 146,900 shares owned by MGK 2009, LLC (“MGK 2009”); 32,500 shares owned by ZSK 2008, LLC (“ZSK 2008”) and 23,600 shares owned by ZSK 2009, LLC (“ZSK 2009”); 3,055,300 shares of common stock issuable upon conversion of the principal amount of notes held by NRM V; 287,943 shares of common stock issuable upon conversion of the principal amount of notes held by JPK 2009; 287,943 shares of common stock issuable upon conversion of the principal amount of notes held by MGK 2009; and 2,479,413 shares of common stock issuable upon conversion of the principal amount of notes held by R.J. Kirk DOT; 212,089 Shares issuable upon exercise of the warrants held by Mr. Kirk; 12,120 Shares issuable upon exercise of the warrants held by Incentive 2008; 302,983 Shares issuable upon exercise of the warrants held by Kirkfield; 1,350,035 Shares issuable upon exercise of the warrants held by R.J. Kirk DOT; 24,239 Shares issuable upon exercise of the warrants held by Senior Staff 2008; 24,239 Shares issuable upon exercise of the warrants held by Staff 2008; 16,300 Shares issuable upon exercise of the warrants held by JPK 2008; 151,300 Shares issuable upon exercise of the warrants held by JPK 2009; 606 Shares issuable upon exercise of the warrants held by Lotus Capital; 16,300 Shares issuable upon exercise of the warrants held by MGK 2008; 151,300 Shares issuable upon exercise of the warrants held by MGK 2009; 1,527,650 Shares issuable upon exercise of the warrants held by NRM V; 16,300 Shares issuable upon exercise of the warrants held by ZSK 2008 and 7,300 Shares issuable upon exercise of the warrants held by ZSK 2009. Mr. Kirk is deemed to have beneficial ownership of all shares owned by Kirkfield, NRM II, NRM III, NRM V, R.J. Kirk DOT, Incentive 2008, Senior Staff 2008, Staff 2001, Staff 2008, JPK 2008, JPK 2009, MGK 2008, MGK 2009, Lotus Capital, ZSK 2008 and ZSK 2009.

(4)	Includes 863,062 shares issuable upon the exercise of stock options exercisable within 60 days after March 1, 2011.

(5)	Consists of 345,938 shares issuable upon the exercise of stock options exercisable within 60 days after March 1, 2011.

(6)	Includes 21,327 shares held by Mr. Horner’s wife as to which Mr. Horner disclaims beneficial ownership. Also includes 15,000 shares issuable upon the exercise of stock options exercisable within 60 days after

March 1, 2011 and 10,663 shares issuable upon the exercise of warrants for shares of common stock by Mr. Horner’s wife.

(7)	Includes 289,198 shares issuable upon the exercise of stock options exercisable within 60 days after March 1, 2011.

(8)	Includes 238,334 shares issuable upon the exercise of stock options exercisable within 60 days after March 1, 2011.

(9)	Includes 26,250 shares issuable upon the exercise of stock options exercisable within 60 days after March 1, 2011 and 3,750 shares issuable upon the exercise of warrants for shares of common stock.

(10)	Includes 103,334 shares issuable upon the exercise of stock options exercisable within 60 days after March 1, 2011.

(11)	Consists of 82,500 shares issuable upon the exercise of stock options exercisable within 60 days after March 1, 2011.

(12)	Consists of 52,500 shares issuable upon the exercise of stock options exercisable within 60 days after March 1, 2011.

(13)	Includes 7,500 shares issuable upon the exercise of warrants for shares of common stock.

(14)	See footnotes (3) through (13).

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the board, or the Compensation Committee, assists the board in fulfilling its oversight responsibilities with respect to the compensation of the Company’s executive officers. The Compensation Committee is responsible for (i) establishing and administering the base salaries and cash bonuses of Clinical Data’s named executive officers, and (ii) administering and making recommendations and awards under Clinical Data’s 2002 Stock Option Plan and the 2005 Plan. The Compensation Committee monitors whether the compensation paid to the Company’s senior management is fair, reasonable and competitive and is substantially tied to Company performance. Clinical Data’s Compensation Committee evaluates, both subjectively and objectively, Clinical Data’s financial performance, competitive position, future potential, and the individual and group performance of the members of executive management. In such evaluation, the Compensation Committee reviews data prepared by Clinical Data and employs the business experience of the individual members of the Compensation Committee. Our fiscal year ends on March 31 and, accordingly, compensation covered by this section was paid to our executive officers in respect of performance for the periods April 1, 2007 through March 31, 2008; April 1, 2008 through March 31, 2009; and April 1, 2009 through March 31, 2010, our 2008, 2009 and 2010 fiscal years, respectively.

Compensation Objectives

Our executive compensation program is designed to attract, retain, motivate and reward talented individuals who will execute our business plan so that Clinical Data can succeed in the competitive business environment in which it operates.

Elements of Executive Compensation

The Company’s executive compensation program consists of the following elements:

•	base salary;

•	annual cash bonus award;

•	equity compensation; and

•	post-termination cash and equity compensation.

Other than a life insurance premium, which does not exceed $2,000 per year, for Mr. Fromkin and supplemental disability insurance policies provided to Messrs. Fromkin, Ballantyne and Belbel and Dr. Reed,

paid for by the Company, the Company does not provide its executives with perquisites that are required to be disclosed pursuant to SEC requirements. The Company does not have any deferred compensation programs or retirement programs other than our 401(k) plan that is generally available to all employees. Clinical Data enrolls all salaried employees in its health, dental and life and disability insurance programs.

Each of these elements of executive compensation is addressed separately below.

Base Salary

Base salary is provided in order to retain executives consistent with the Company’s achievement of its financial and strategic goals. Officers and other key employees are compensated within salary ranges that are generally based on similar positions in companies of comparable size and complexity within the industry based on information gathered by members of our Compensation Committee and our human resources staff. The annual compensation for each officer is based on Company and individual performance, as well as achievement of Company and individual goals including, but not limited to, growth in the market capitalization of Clinical Data; establishment and consolidation of Clinical Data’s leadership position in the biopharmaceutical field through the development of our pharmaceutical and diagnostic products; and completion of strategic initiatives including acquisitions and divestitures of operating assets, and completion of key collaboration agreements. The Compensation Committee also takes into account prevailing general economic conditions, marketplace trends, and other factors deemed important by them and the board, including the fact that Clinical Data does not offer a defined benefit retirement or other similar plans and perquisites to its senior management employees. When deciding to increase the base salary of executive management based on fiscal 2010 performance, the Compensation Committee considered several factors, including the Company’s stock price performance, the individual performance of executive management and the achievement by Clinical Data of its strategic goals. Accordingly, based on the measurement of such factors for the 2010 fiscal year, the Company provided 8% increases to the base salaries of our executive management for the 2011 fiscal year.

The base salaries for all executive officers are set forth in their employment agreements described below. The base salaries of other senior management are established upon the commencement of their employment with the Company and are adjusted annually by the Compensation Committee. All base salaries paid to executive officers were fully deductible in the 2008, 2009 and 2010 fiscal years.

Annual Bonus

Clinical Data pays discretionary bonuses that are recommended by the Compensation Committee and approved by the board. Target cash bonus compensation of two times Mr. Fromkin’s base salary, and one time base salary for each of Messrs. Ballantyne, Belbel and Shaffer and Dr. Reed, is specified in their respective employment agreements. The Compensation Committee considers the bonus targets set forth in the executives’ employment agreements as a target payment that would be made based on Company and individual performance, or any combination thereof. The Compensation Committee, historically, has recommended to the board that the level of bonuses to be awarded to executive management be based, in the case of the chief executive officer, primarily upon the financial, operating and strategic performance of Clinical Data, and for other executives primarily on the performance of the operating units for which they are directly responsible. Beginning in fiscal 2006, the Compensation Committee took into consideration, for those employees who would be playing critical roles in the Company going forward, several factors, including the ongoing efforts of the named executive officers with respect to the successful restructuring and integration of our businesses, as well as the continued successful development of our pharmaceutical and diagnostic products and services and the monetization of certain of our non-core assets.

For fiscal year 2008, the Compensation Committee recommended and the board approved cash bonus payments for executive management based upon the achievement by Clinical Data of an increase in the market capitalization of the Company and certain other strategic and financial goals. For fiscal 2008, the executive management group included four individuals. The total amount of the cash bonus pool awarded to these individuals was $1,340,000, of which Mr. Fromkin received $660,000, Mr. Ballantyne received $210,000 and Mr. Belbel and Dr. Reed each received $235,000.

For fiscal 2009, based exclusively on Clinical Data’s stock price performance during the fiscal year, the Compensation Committee did not recommend any cash bonus payments for executive management.

For fiscal year 2010, the Compensation Committee recommended and the board approved cash bonus payments for executive management based upon the achievement by Clinical Data of an increase in the market capitalization of the Company and certain other strategic and financial goals. For fiscal 2010, the executive management group included four individuals. The total amount of the cash bonus pool awarded to these individuals was $2,312,000, of which Mr. Fromkin received $882,000, Messrs. Ballantyne and Belbel each received $365,000, and Dr. Reed received $700,000. Dr. Reed received a bonus in excess of her target bonus as a result of the successful completion of the final phase III clinical trial and long-term safety trial for vilazodone, and the filing of the Company’s new drug application for vilazodone with the U.S. Food and Drug Administration, or the FDA, prior to the end of the Company’s 2010 fiscal year. Messrs. Ballantyne and Belbel each received bonuses in excess of their respective target bonuses as a result of their successful efforts to divest certain of the Company’s non-core assets and their on-going, highly effective management of the Company’s financial and legal operations.

In fiscal year 2010, Mr. Shaffer received a bonus of $195,500, which was based on his successful assumption of increasing responsibilities related to the Company’s growing commercial operations, in particular, with respect to the Company’s planned commercial launch of vilazodone in 2011.

Equity Compensation

Currently, stock options are Clinical Data’s primary method for providing long-term incentive compensation to its senior management. The size of the awards has historically been based on guidelines that take numerous factors into account, including company performance as defined by the achievement of strategic objectives, individual performance, stock price performance, salary level and tenure. The Compensation Committee believes that broad and significant employee ownership of Clinical Data’s stock effectively motivates the building of stockholder wealth. We also use stock options because we believe that equity compensation in this form aligns the interests of stockholders with senior management to ensure the Company’s long-term success.

Specifically, with respect to the guidelines that the Compensation Committee uses in determining the amount of equity awards, the Compensation Committee will evaluate whether, and to what extent, the Company, as a whole, achieved key strategic objectives such as the continued successful development of its therapeutics programs, and the acquisition and divestiture of businesses that, taken together, have enhanced the intrinsic value of the enterprise, generally. This evaluation is very important in the Compensation Committee’s decision regarding the amount of equity compensation paid to the Company’s named executive officers. Whether a particular named executive officer achieved his or her individual goals typically accounts for the remaining consideration in the Compensation Committee’s decisions.

With respect to individual goals, the Compensation Committee will, (a) with respect to Mr. Fromkin, evaluate the achievement of strategic objectives relating to the Company’s therapeutic programs and operational objectives relating to the effective use of the Company’s cash and non-cash resources; (b) with respect to Dr. Reed, evaluate Dr. Reed’s performance in facilitating the FDA’s approval of vilazodone and whether, and to what extent, the Company’s other therapeutic programs have advanced consistent with the Company’s strategic objectives; (c) with respect to Mr. Shaffer, evaluate whether commercial preparations for the launch of vilazodone have been successful and whether the strategic commercial activities relating to the Company’s other therapeutic programs have been effective; (d) with respect to Mr. Ballantyne, evaluate whether the Company’s financial and accounting operations have continued to function appropriately as the Company’s strategic objectives continue to be pursued; and (e) with respect to Mr. Belbel, evaluate whether the Company’s legal function has effectively supported the successful achievement of the Company’s strategic and operating objectives, and whether the Company overall legal operations have continued to function effectively. The Compensation Committee’s determination of achievement of an individual’s goals and overall success during the fiscal year is, by its nature, in many respects, a subjective analysis. The Compensation Committee believes that this standard permits flexibility in making compensation decisions depending on the circumstances of a particular fiscal year and the individual achievements of a particular named executive officer. As such, the Compensation Committee does not typically employ specific quantifiable criteria or measures in making its decisions in this regard. Further details regarding the terms of outstanding stock options held by our named executive officers are set forth in the “Outstanding Equity Awards at 2010 Fiscal Year End” table. None of the named executives received restricted stock grants in 2008, 2009 or 2010.

In prior fiscal years, including fiscal 2008, the Compensation Committee would assess prior fiscal year performance following the end of the fiscal year in question, in determining the amount, if any, of equity compensation to be awarded to our senior management team. For instance, for fiscal 2008 performance, the Compensation Committee approved as equity incentive compensation, the grant of an additional 275,000 stock options to the senior management of the Company. These stock options were granted on April 17, 2008, at an exercise price of $16.95 per share, which was equal to the closing price of Clinical Data’s common stock quoted by the NASDAQ on the day of grant. Of these stock options, Mr. Fromkin received 100,000 options; Messrs. Belbel and Ballantyne each received 50,000 options and Dr. Reed received 75,000 options. However, in fiscal 2009, the Compensation Committee determined to alter its practice and to make such assessment and grants, if any, for senior management in December to coincide with the timing and pricing of grants typically made to all other employees. As a result, the Compensation Committee approved as equity incentive compensation for fiscal 2009, the grant of 305,000 stock options to the senior management of the Company. These stock options were granted on December 22, 2008, at an exercise price of $8.78 per share, which was equal to the closing price of Clinical Data’s common stock quoted by the NASDAQ on the day of grant. Of these stock options, Mr. Fromkin received 100,000 options; Messrs. Belbel and Ballantyne each received 65,000 options and Dr. Reed received 75,000 options.

For fiscal 2010, as it did in fiscal 2009, the Company awarded its named executive officers equity compensation in December in connection with the awards made to all other employees. The Compensation Committee determined to award a total of 385,000 stock options to the senior management of the Company. These stock options were granted on December 21, 2009, at an exercise price of $18.38 per share, which was equal to the closing price of Clinical Data’s common stock quoted by the NASDAQ Global Market on the day of grant. Of these stock options, Mr. Fromkin received 110,000 options, Dr. Reed received 85,000 options, and Messrs. Belbel and Ballantyne each received 75,000 options. The individual awards to each named executive officer were: (a) in respect of Mr. Fromkin, the achievement of key strategic objectives including the further successful development of the Company’s therapeutic candidates, growth in the Company’s genetic testing business and corporate development and financing objectives, including the divestiture of its Cogenics molecular laboratory services unit, and the successful completion of financings in February and October 2009; (b) in respect of Dr. Reed, the successful completion of the final Phase III clinical trial and long term safety study for vilazodone, the commencement of Phase III clinical trials for Stedivaze, and the continuing overall successful advancement of the Company’s other therapeutic candidates; (c) in respect of Mr. Ballantyne, the successful management of the Company’s financial resources, and overall successful management of the Company’s finance and accounting functions through corporate development and financing activities; and (d) in respect of Mr. Belbel, the successful completion of the Cogenics divestiture transaction, as well as the successful management of the Company’s legal affairs through all of its corporate development and financing activities, including the Company’s third party collaboration, intellectual property, and corporate governance functions during the period.

In fiscal year 2010, Mr. Shaffer received 15,000 options, which was based on his successful assumption of increasing responsibilities related to the Company’s growing commercial operations with respect, in particular, to the Company’s planned commercial launch of vilazodone in 2011.

Fringe Benefits

Under the terms of Mr. Fromkin’s employment agreement, for an annual premium not to exceed $2,000 per year, the Company maintains a term life insurance policy on Mr. Fromkin’s life, the proceeds of which are payable to Mr. Fromkin’s beneficiaries. The Company maintains supplemental disability insurance policies for Messrs. Fromkin, Ballantyne and Belbel and Dr. Reed. Otherwise, we provide our corporate officers the same benefits as those provided to all our other salaried employees, such as health and dental insurance, life insurance, short- and long-term disability, and opportunities to participate in our 401(k) plan with company match.

Post-Termination Compensation

Messrs. Fromkin, Ballantyne, Belbel and Shaffer, and Dr. Reed, are all entitled to receive post-termination compensation under their employment agreements with the Company. In the cases of Messrs. Fromkin, Ballantyne and Belbel and Dr. Reed, these benefits were established under the terms of their employment agreements entered into by the Company during the 2010 fiscal year and in the case of Mr. Shaffer, under the terms of his employment agreement entered into by the Company during the 2011 fiscal year. The terms of all these agreements remain in effect generally unless any of the executive employees is terminated by the Company with cause or any of the executive employees resign voluntarily from the Company other than for good reason. In addition, the agreements provide accelerated equity vesting, to be provided upon a change of control. The Company’s agreements with each of its executive officers also provide for tax gross-up payments in connection with a change in control of the Company. The amount of benefits that each executive would potentially earn under these contracts upon a covered termination of employment and a change in control is described and quantified below under “Termination of Employment and Change of Control Arrangements.”

Stock Option Granting Practices

The Compensation Committee’s practice when granting stock options had been to use the closing price of the Company’s common stock on the day of the grant. As a matter of formal written policy, the Company has not and does not time the grant of stock options around the disclosure of non-public information or back-date stock options.

Deduction Limit for Executive Compensation

Section 162(m) of the Internal Revenue Code limits the tax deductibility by a public company of compensation in excess of one million dollars paid to any of its five most highly compensated executive officers. Outstanding stock options granted under Clinical Data’s 2002 Stock Option Plan and 2005 Plan will not be subject to the limitation under applicable regulations. Clinical Data’s Compensation Committee intends to use its best efforts to structure future compensation so that executive compensation paid by it is fully deductible in accordance with Section 162(m) of the Code. Clinical Data’s Compensation Committee may, however, in a particular case, approve compensation that may not be deductible under Section 162(m).

Risk Analysis of Our Compensation Plans

The Compensation Committee has reviewed our compensation policies as generally applicable to our employees and believes that our policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company. The design of our compensation policies and programs encourage our employees to remain focused on both the short-and long-term goals of the Company. For example, while our cash bonus plans measure performance on an annual basis, our equity awards typically vest over three years, which we believe encourages our employees to focus on sustained stock price appreciation, thus limiting the potential value of excessive risk-taking. The Compensation Committee believes that the balance of long-term equity incentive, short-term cash incentive bonus and base salary appropriately balances both the short and long term performance goals of the Company without encouraging excessive risk related behavior. While the Compensation Committee regularly evaluates its compensation programs, the Compensation Committee believes that its current balance of incentives both adequately compensates its employees and does not promote excessive risk taking.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee determines salaries, incentives and other compensation for our directors and executive officers. The Compensation Committee also administers our equity incentive plans. The Compensation Committee currently consists of Arthur B. Malman (Chair), Larry D. Horner and Scott L. Tarriff. None of the members of our Compensation Committee is or has been an employee or officer of the Company. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board or Compensation Committee.

COMPENSATION COMMITTEE REPORT*

We, the Compensation Committee of the board of directors of Clinical Data, Inc., have reviewed and discussed the Compensation Discussion and Analysis set forth above with the management of the Company, and, based on such review and discussion, have recommended to the Board of Directors inclusion of the Compensation Discussion and Analysis in this Information Statement.

By the Compensation Committee:

Arthur B. Malman (Chair)
Larry D. Horner
Scott L. Tarriff

* The material in this report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of Clinical Data under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any incorporation language contained in such filing.

EXECUTIVE COMPENSATION*

Summary Compensation Table

The following table sets forth the information required by the SEC as to the compensation paid by us for the years ended March 31, 2010, 2009 and 2008 for services rendered in all capacities, by all of our named executive officers.

				Option	All Other
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Awards ($)(2)	Compensation ($)(3)	Total ($)

Andrew J. Fromkin	2010	441,059	882,000	1,206,288	5,508	2,534,855
President and Chief	2009	432,000	—	1,522,819	4,162	1,958,981
Executive Officer	2008	420,923	660,000	1,281,050	6,250	2,368,223
C. Evan Ballantyne	2010	286,688	365,000	822,469	6,690	1,480,847
Executive Vice	2009	280,144	—	835,755	4,787	1,120,686
President and Chief Financial Officer	2008	246,061	210,000	480,394	4,542	940,997
Caesar J. Belbel	2010	286,688	365,000	822,469	1,764	1,475,921
Executive Vice President	2009	280,882	—	835,755	—	1,116,637
and Chief Legal Officer	2008	273,600	235,000	480,394	—	988,994
Carol R. Reed, M.D.	2010	316,301	700,000	932,132	8,259	1,956,692
Executive Vice President	2009	298,461	—	1,142,113	7,641	1,448,215
and Chief Medical Officer	2008	249,415	235,000	480,394	4,628	969,437
James P. Shaffer*	2010	230,000	195,500	164,494	1,415	591,409
Executive Vice President	2009	—	—	—	—	—
and Chief Commercial Officer	2008	—	—	—	—	—

*	Mr. Shaffer became an executive officer of the Company on April 7, 2010. Given Mr. Shaffer’s increasing role and responsibility throughout fiscal 2010, the Company has voluntarily included the compensation data for Mr. Shaffer for fiscal year 2010 but has excluded the compensation data for fiscal years 2008 and 2009.

(1)	Our fiscal year ends on March 31.

(2)	The dollar amounts in this column represent the aggregate grant date fair value for each stock option awarded to our named executive officers in fiscal 2010. These amounts have been calculated in accordance with FASB ASC Topic 718 using the Black-Scholes option-pricing model excluding the impact of estimated forfeitures related to service-based vesting conditions. For additional information regarding the assumptions used in the calculation of these amounts, please refer to Note 12 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2010 filed with the SEC on June 14, 2010 which is incorporated herein by reference. The amounts reported in the Summary Compensation Table for these awards may not represent the amounts that the named executive officers will actually realize from the awards. Whether, and to what extent, a named executive officer realizes value will depend on stock price fluctuations and the named executive officer’s continued employment. Additional information on all outstanding awards is reflected in the Outstanding Equity Awards at 2010 Fiscal Year-End table.

(3)	The amounts set forth in the All Other Compensation column for the named executive officers consist of Company contributions to the Clinical Data 401(k) Plan. In 2010, all other compensation also includes amounts for supplemental disability policies for Messrs. Fromkin, Ballantyne and Belbel and Dr. Reed. In addition, with respect to Mr. Fromkin, the amounts include $1,832 in 2008, 2009 and 2010 for the annual premium for Mr. Fromkin’s life insurance policy. With respect to Dr. Reed, the amounts include $2,592 in 2009 for the annual premium for a supplemental disability insurance policy.

Grants of Plan-Based Awards in 2010 Fiscal Year

All stock options have been granted at exercise prices equal to the closing price of the Company’s Common Stock as quoted by NASDAQ on the date of grant or on the date immediately preceding the date of grant. In general, stock options become cumulatively exercisable in three equal annual installments on the first, second and third anniversaries of the date of grant. For those grants issued under Clinical Data’s 2002 Stock Option Plan and the 2005 Plan, the expiration date is ten years from the date of grant. All stock options granted to directors, executive officers and certain of our senior management personnel contain provisions accelerating vesting (either in the grant agreement itself or in separate employment agreements with certain of these individuals) upon a change of control of Clinical Data.

		All Other
		Option Awards:
		Number of	Exercise or	Grant Date Fair
		Securities	Base Price of	Value of Stock
		Underlying	Option	and Options
Name	Grant Date	Options (#)	Awards ($/Sh)	Awards ($)(1)

Andrew J. Fromkin	12/21/2009	110,000	$18.39	$1,206,288
C. Evan Ballantyne	12/21/2009	75,000	$18.39	$822,469
Caesar J. Belbel	12/21/2009	75,000	$18.39	$822,469
Carol R. Reed, MD	12/21/2009	85,000	$18.39	$932,132
James P. Shaffer	12/21/2009	15,000	$18.39	$164,494

(1)	The dollar amounts in this column represent the aggregate grant date fair value for each stock option awarded to our named executive officers in fiscal 2010. These amounts have been calculated in accordance with FASB ASC Topic 718 using the Black-Scholes option-pricing model excluding the impact of estimated forfeitures related to service-based vesting conditions. For additional information regarding the assumptions used in the calculation of these amounts, please refer to Note 12 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2010 filed with the SEC on June 14, 2010 which is incorporated herein by reference.

Executive Employment Agreements

Messrs. Fromkin, Ballantyne and Belbel and Dr. Reed are parties to amended and restated employment agreements with the Company that became effective on September 14, 2009. Mr. Shaffer is party to an employment agreement with the Company that became effective on May 11, 2010 (the “2010 Agreement”), after our fiscal year ended on March 31, 2010. Prior to May 11, 2010, Mr. Shaffer had been a party to an employment agreement with the Company that became effective on April 9, 2007 (the “2007 Agreement”) when Mr. Shaffer was the Company’s Vice President of Sales and Marketing. The Company’s employment agreements with its executive officers provide the following:

Positions	•	Mr. Fromkin serves as the Company’s President and Chief Executive Officer. Mr. Fromkin is also serving as a director of the Company.

	•	Mr. Ballantyne serves as the Company’s Executive Vice President and Chief Financial Officer.

	•	Mr. Belbel serves as Executive Vice President, Chief Legal Officer and Secretary of the Company.

	•	Dr. Reed serves as Executive Vice President and Chief Medical Officer of the Company.

	•	Mr. Shaffer serves as Executive Vice President and Chief Commercial Officer of the Company.

Salary and Bonus	•	Mr. Fromkin’s agreement provides for an annual base salary of $441,292, which amount may be increased but not decreased by the board (and which is currently set at $476,595), and a potential annual cash bonus equal to up to 200% of Mr. Fromkin’s then current annual base salary, based on whether Mr. Fromkin and the Company achieve certain goals, as determined by the board in its sole discretion.

	•	Mr. Ballantyne’s agreement provides for an annual base salary of $286,839, which amount may be increased but not decreased by the board (and which is currently set at $310,000).

	•	Mr. Belbel’s agreement provides for an annual base salary of $286,839, which amount may be increased but not decreased by the board (and which is currently set at $310,000).

	•	Dr. Reed’s agreement provides for an annual base salary of $306,000, which amount may be increased but not decreased by the board (and which is currently set at $367,200).

	•	Under the 2010 Agreement, Mr. Shaffer is entitled to an annual base salary of $300,000, which amount may be increased but not decreased by the board. Under the 2007 Agreement, Mr. Shaffer was entitled to an annual base salary of $200,000.

	•	The Company’s agreements with Messrs. Ballantyne and Belbel and with Dr. Reed provide for a potential annual bonus equal to up to 100% of the executive’s then current annual base salary, based on whether the executive and the Company achieve certain goals, as determined by the board in its sole discretion. The 2010 Agreement provides Mr. Shaffer with a potential annual bonus equal to up to 100% of his then current annual base salary, based on whether Mr. Shaffer and the Company achieve certain goals, as determined by the board in its sole discretion. Under the 2007 Agreement, Mr. Shaffer was eligible to earn an incentive bonus of up to 85% of his then current base salary based upon the successful completion of and performance against a written performance plan mutually agreed upon by the Company and Mr. Shaffer.

	•	The Company’s agreements with each executive officer provide that such executive officer’s base salary shall be subject to review by the board (or a committee thereof) and may be increased, but not decreased, from time to time by the board.

Termination	All of the Company’s current executive employment agreements, including Mr. Shaffer’s 2010 Agreement, provide that employment may be terminated with or without cause at any time by the Company, or by the executive with or without good reason (as such terms are defined in the agreements). The payments due to the executives upon termination by the Company without cause or by the executives for good reason, include (1) any salary and vacation accrued and unpaid as well as any unpaid bonus earned with respect to any fiscal year ending on or preceding the date of termination and any unreimbursed expenses and any other payments and benefits to which the executive may be entitled under the Company’s benefit plans, (2) the amount of the executive’s then current base salary for the twelve months following the date of termination, and (3) all premiums for health and other benefits during the twelve month period following the date of termination. In addition, if the executive’s employment is terminated for any reason other than for cause, the executive may be entitled to receive such additional severance benefits as the board, in its sole discretion, may decide, including a bonus for the pro-rata portion of the executive’s annual bonus for the performance year in which his or her employment is terminated.

In addition, if Mr. Fromkin’s employment is terminated without cause or by him for good reason, or if the Company experiences a change of control during his employment, all of Mr. Fromkin’s outstanding unvested options become fully vested and the post-termination exercise period will be extended to the remaining term of the option, unless the board explicitly provides otherwise when approving such options. Additionally, if Mr. Fromkin terminates his employment with the Company without good reason, (i) he must provide a 60-day notice during which time his unvested options shall continue to vest, and (ii) the post-termination exercise period for all vested options outstanding at the end of the 60-day notice period shall be extended to the remaining term of the option.

Under Dr. Reed’s employment agreement, Messrs. Belbel’s and Ballantyne’s and Mr. Shaffer’s 2010 Agreement, if the respective executive’s employment is terminated without cause or by the executive for good reason, or if the Company experiences a change of control during his or her employment, all of such executive’s outstanding unvested options become fully vested and the post-termination exercise period will be extended to the shorter of (i) three years and (ii) the remaining term of the option, unless the board explicitly provides otherwise when approving such options.

Under the 2007 Agreement, if Mr. Shaffer’s employment had been terminated by the Company without cause or for good reason or the Company experienced a change of control, the stock option issued to Mr. Shaffer pursuant to the agreement would have vested through the next anniversary of the effective date of the 2007 Agreement, and if his employment had been terminated following the change of control without cause or for good reason, then the stock option would have become fully exercisable. In addition, under the 2007 Agreement, if Mr. Shaffer’s employment had been terminated by the Company without cause or for good reason, whether before or after a change of control, Mr. Shaffer would have been entitled to receive (i) the amount of the his then current base salary for the six months following the date of termination, and (ii) a pro rated bonus for the year during which his termination occurred.

Benefits	All executives are currently entitled to participate in all employee benefit plans of the Company and are entitled to four weeks vacation per year, with the ability to roll over up to three weeks of unused vacation from any prior year. The Company maintains supplemental disability insurance policies for Messrs. Fromkin, Ballantyne and Belbel and Dr. Reed. The Company has agreed to provide and maintain a life insurance policy for Mr. Fromkin, payable to his beneficiary or beneficiaries, with annual premiums not to exceed $2,000.

Covenants	The employment agreements contain confidentiality covenants applicable during the period of the executives’ employment and thereafter, as well as non-solicitation and non-competition covenants applicable to the executives both during and for a period of six months following their employment with the Company in the case of Messrs. Fromkin and Belbel, and for a period of twelve months following their employment with the Company in the case of Mr. Ballantyne and Dr. Reed. Mr. Shaffer’s 2010 Employment Agreement includes, and Mr. Shaffer’s 2007 Agreement included, a twelve month non-solicitation and non-competition covenant.

Outstanding Equity Awards at 2010 Fiscal Year-End

			Option Awards
	Number of		Number of
	Securities		Securities
	Underlying		Underlying
	Unexercised		Unexercised		Option	Option
	Options		Options		Exercise	Expiration
Name	Exercisable		Unexercisable		Price ($)	Date

Andrew J. Fromkin	75,000	(1)	—		11.93	10/17/2015
	456,773	(2)	—		12.37	5/12/2016
	7,955	(3)	—		10.73	6/22/2016
	80,000	(4)	40,000	(4)	14.99	6/14/2017
	33,334	(5)	66,666	(5)	16.95	4/17/2018
	33,334	(6)	66,666	(6)	8.78	12/22/2018
	—		110,000	(7)	18.39	12/21/2019
C. Evan Ballantyne	75,000	(8)	—		8.65	8/7/2016
	30,000	(4)	15,000	(4)	14.99	6/14/2017
	16,667	(5)	33,333	(5)	16.95	4/17/2018
	21,667	(6)	43,333	(6)	8.78	12/22/2018
	—		75,000	(7)	18.39	12/21/2019
Caesar J. Belbel	1,059	(9)	—		3.21	5/7/2013
	12,000	(10)	—		14.23	9/23/2015
	75,000	(11)	—		11.93	10/17/2015
	90,000	(12)	—		12.37	5/12/2016
	4,545	(3)	—		10.73	6/22/2016
	30,000	(4)	15,000	(4)	14.99	6/14/2017
	16,667	(5)	33,333	(5)	16.95	4/17/2018
	21,667	(6)	43,333	(6)	8.78	12/22/2018

			Option Awards
	Number of		Number of
	Securities		Securities
	Underlying		Underlying
	Unexercised		Unexercised		Option	Option
	Options		Options		Exercise	Expiration
Name	Exercisable		Unexercisable		Price ($)	Date

Carol R. Reed, M.D.	975	(13)	—		133.54	6/9/2011
	146	(14)	—		46.15	10/14/2011
	975	(15)	—		46.97	12/31/2011
	4,778	(16)	—		26.25	12/6/2013
	2,048	(17)	—		38.36	4/25/2014
	1,194	(18)	—		22.57	1/5/2015
	7,092	(19)	—		22.57	1/5/2015
	18,000	(11)	—		11.93	10/17/2015
	10,656	(20)	—		11.93	12/23/2015
	45,000	(12)	—		12.37	5/12/2016
	30,000	(4)	15,000	(4)	14.99	6/14/2017
	25,000	(5)	50,000	(5)	16.95	4/17/2018
	25,000	(6)	50,000	(6)	8.78	12/22/2018
	—		85,000	(7)	18.39	12/21/2019
James P. Shaffer	67,500	(21)	—		14.73	4/9/2017
	5,000	(22)	2,500	(22)	22.63	12/20/2017
	8,334	(6)	16,666	(6)	8.78	12/22/2018
	—		15,000	(7)	18.39	12/21/2019
	—		75,000	(7)	18.39	12/21/2019

(1)	Granted on October 17, 2005, and amended to become fully exercisable on and after May 12, 2006.

(2)	Granted on May 12, 2006, and, as to 231,773 options, ratified on September 21, 2006, with all options vesting in 36 equal monthly installments beginning one month after the date of grant.

(3)	Granted on June 22, 2006, and ratified on September 21, 2006, with one-third of the options vesting cumulatively on each of the first three anniversaries of the date of grant.

(4)	Granted on June 14, 2007, with one-third of the options vesting cumulatively on each of the first three anniversaries of the date of grant.

(5)	Granted on April 17, 2008, with one-third of the options vesting cumulatively on each of the first three anniversaries of the date of grant. These options become fully exercisable on a change of control of the Company, or as a result of the termination of employment by the Company without cause or by the employee for good reason.

(6)	Granted on December 22, 2008, with one-third of the options vesting cumulatively on each of the first three anniversaries of the date of grant. These options become fully exercisable on a change of control of the Company, or as a result of the termination of employment by the Company without cause or by the employee for good reason.

(7)	Granted on December 21, 2009, with one-third of the options vesting cumulatively on each of the first three anniversaries of the date of grant. These options become fully exercisable on a change of control of the Company, or as a result of the termination of employment by the Company without cause or by the employee for good reason.

(8)	Granted on August 7, 2006, with one-third of the options vesting cumulatively on each of the first three anniversaries of the date of grant.

(9)	22,500 stock options granted on May 7, 2003, with one-third of the options vested cumulatively on each of the first three anniversaries of the date of grant. In fiscal 2006 and 2008, Mr. Belbel exercised 11,250 and 10,191 options, respectively, leaving the balance shown above.

(10)	Granted on September 23, 2005, and amended to become fully exercisable on and after May 12, 2006.

(11)	Granted on October 17, 2005, with one-third of the options vesting cumulatively on each of the first three anniversaries of the date of grant.

(12)	Granted on May 12, 2006, with one-third of the options vesting cumulatively on each of the first three anniversaries of the date of grant.

(13)	Granted on June 11, 2001. These options were fully vested as of June 10, 2005.

(14)	Granted on October 16, 2001, with one-fifth of the options vesting immediately, and the remaining options vesting one-fifth cumulatively on each of the first four anniversaries of the date of the grant.

(15)	Granted on January 2, 2002, with one-fifth of the options vesting immediately, and the remaining options vesting one-fifth cumulatively on each of the first four anniversaries of the date of the grant.

(16)	Granted on December 9, 2003, with one-fifth of the options vesting immediately, and the remaining options vesting one-fifth cumulatively on each of the first four anniversaries of the date of the grant.

(17)	Granted on April 27, 2004, with all options vesting in sixteen quarterly installments beginning one quarter after date of grant.

(18)	Granted on January 7, 2005, with 18% vesting immediately, 43% vesting on the first anniversary of the date of grant, and 13% vesting cumulatively on the second, third and fourth anniversaries of the date of grant.

(19)	Granted on January 7, 2005, with 12% vesting immediately, 7% vesting on the first anniversary of the date of grant, and 27% vesting cumulatively on the second, third and fourth anniversaries of the date of grant.

(20)	Granted on December 23, 2005, with one-third of the options vesting cumulatively on each of the first three anniversaries of the date of grant.

(21)	Granted on April 9, 2007, with one-third of the options vesting cumulatively on each of the first three anniversaries of the date of grant.

(22)	Granted on December 21, 2007, with one-third of the options vesting cumulatively on each of the first three anniversaries of the date of grant. These options become fully exercisable on a change of control of the Company, or as a result of the termination of Mr. Shaffer’s employment by the Company without cause or by Mr. Shaffer for good reason.

Termination of Employment and Change of Control Arrangements

Under the terms of their respective employment agreements with the Company, including Mr. Shaffer’s 2010 Agreement, if the Company terminates an executive’s employment without cause, or if the executive terminates his or her employment for good reason, the Company must pay the executive: (1) any salary and vacation accrued and unpaid as well as any unpaid bonus earned with respect to any fiscal year ending on or preceding the date of termination and any unreimbursed expenses and any other payments and benefits to which the executive may be entitled under the Company’s benefit plans, (2) the amount of the executive’s then current base salary for the twelve months following the date of termination, and (3) all premiums for health and other benefits during the twelve month period following the date of termination. In addition, if the executive’s employment is terminated for any reason other than for cause, the executive may be entitled to receive such additional severance benefits as the board, in its sole discretion, may decide, including a bonus for the pro-rata portion of the executive’s annual bonus for the performance year in which his or her employment is terminated.

In addition, if Mr. Fromkin’s employment is terminated without cause or by him for good reason, or if the Company experiences a change of control during his employment, all of Mr. Fromkin’s outstanding unvested options become fully vested and the post-termination exercise period will be extended to the remaining term of the option, unless the board explicitly provides otherwise when approving such options.

Additionally, if Mr. Fromkin terminates his employment with the Company without good reason, (i) he must provide a 60-day notice during which time his unvested options shall continue to vest, and (ii) the post-termination exercise period for all vested options outstanding at the end of the 60-day notice period shall be extended to the remaining term of the option.

Under Dr. Reed’s employment agreement and Messrs. Ballantyne’s, Belbel’s and Shaffer’s employment agreements, if the respective executive’s employment is terminated without cause or by the executive for good reason, or if the Company experiences a change of control during his or her employment, all of such executive’s outstanding unvested options become fully vested and the post-termination exercise period will be extended to the shorter of (i) three years and (ii) the remaining term of the option, unless the board explicitly provides otherwise when approving such options.

To the extent that any payments due to an executive on the termination of their employment with the Company (the “Post-termination Payments”) are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, and to the extent that the Post-termination Payments exceed four times the “base amount” (as such term is defined in Section 280G(d)(2) of the Code), then the Company will make an additional (“gross-up”) payment to the executive so that, the net amount retained by the executive shall be equal to the original amount of the Post-termination Payments after deduction of the excise tax, any federal, state and local income and employment tax and excise tax on the gross-up payment, but before deduction for any federal, state or local income and employment tax on the Post-termination Payments. However, to the extent that the Post-termination Payments do not exceed four times the “base amount,” then the Post-termination Payments will be reduced to the extent necessary to avoid imposition of the excise tax. Any amounts reduced shall be irrevocably forfeited by the executive, who shall have no further rights to receive them.

The agreements contain a confidentiality covenant applicable during the period of the executive’s employment or at any time thereafter, as well as non-solicitation and non-competition covenants applicable to the executive both during and for a period of, in the case of Messrs. Fromkin and Belbel, six months following the executive’s employment with the Company, and in the case of Messrs. Ballantyne and Shaffer and Dr. Reed, twelve months following the executive’s employment with the Company.

The amounts (in addition to those shown in the Summary Compensation Table) that would have been payable to an executive under the agreements described above if a termination or change in control had occurred on March 31, 2010 are as follows:

	Andrew J.	C. Evan	Caesar J.	Carol R.	James P.
	Fromkin	Ballantyne	Belbel	Reed, M.D.	Shaffer(1)

Salary ($/# of months)	$441,292/12	$286,839/12	$286,839/12	$340,000/12	$300,000/12
Twelve months’ health and other benefits	$16,536	$16,536	$6,264	$6,264	$1,279
Acceleration of options(2)	$1,158,958	$683,812	$683,812	$805,550	$184,608
Tax gross-up	N/A	N/A	N/A	N/A	N/A

(1)	The amounts payable to Mr. Shaffer assume that Mr. Shaffer had received the amounts provided in his 2010 Agreement, which became effective on May 11, 2010. Please see “Executive Employment Agreements” above for a description of the benefits provided under Mr. Shaffer’s 2007 Agreement, which was effective before May 11, 2010.

(2)	The dollar values represent the amount of the benefit each of our named executive officers would have received from the acceleration of the unvested portion of such named executive officer’s outstanding equity awards under the 2005 Plan, as if such event occurred as of March 31, 2010. For outstanding stock options, the benefit amount of the accelerated portion of such stock option award was calculated by multiplying the accelerated portion of such stock option award by the difference between the per share closing price of our common stock on March 31, 2010 ($19.40) as reported by the NASDAQ Global Market and the exercise price of the applicable option.

DIRECTOR COMPENSATION IN FISCAL YEAR 2010

Our directors who are not our employees or consultants receive compensation for their services as directors as follows:

Equity Compensation
Title	Cash Compensation	(see below)

Chairman	$60,000 per year	30,000 stock options
Director	$30,000 per year	15,000 stock options

The portion of fees paid in cash is paid quarterly in arrears (approximately at the end of each fiscal quarter). The portion of fees paid in equity was granted on September 17, 2009, the date of the 2009 Annual Meeting of Stockholders, with an exercise price of $15.41, which was the closing price of our common stock on the date of grant. One-half of the equity portion is fully vested upon grant, with the remainder to vest on the date of our 2010 Annual Meeting of Stockholders. In addition, we pay a $1,000 per meeting cash compensation fee for members of the Audit Committee, to be paid quarterly in arrears with all other cash compensation.

Outside directors are given a choice of the method for receipt of their board compensation. For the portion of fees paid in cash, instead of cash payments, directors may choose to receive all or any part of their cash compensation to be paid in a calendar year in the form of deferred stock units, so long as they make a deferral election prior to December 31 of the prior year. Deferred stock units allow directors to defer payment of their cash compensation (and taxes on such compensation) until the earlier date that is at least two years from the date of grant, their retirement from the board, or their death or disability. At the time of payment, the director will receive Shares in an amount equal to the number of shares that would have been purchased on the date of grant of the deferred stock units. We grant deferred stock units to directors who have chosen this method of compensation on the date that we otherwise make cash payments for director fees (approximately the end of each fiscal quarter). None of our outside directors elected to receive deferred stock units in the fiscal year ending March 31, 2010.

For the portion of fees paid in equity, directors may choose to receive all or any part of such compensation in the form of stock options, restricted stock or restricted stock units. Such equity portion of the directors’ compensation was issued on September 17, 2009, with one-half of such awards being fully-vested on the date of issuance with the remainder vesting date of our 2010 Annual Meeting of Stockholders. If a director chose to receive such equity compensation in the form of stock options, such options were granted at an exercise price equal to $15.41 per share, the fair market value of our common stock quoted by the NASDAQ on the date of grant. If a director chose to receive such equity compensation in the form of restricted stock, we used the Black-Scholes option pricing model to grant to the director that number of shares of restricted stock or restricted stock units that was equal to the value of 15,000 stock options (or 30,000 stock options in the case of the Chairman) on such date. Like deferred stock units, restricted stock units allow a director to defer the payment of Shares (and taxes on such compensation) until the earlier of a date that is a least two years from the date of grant, their retirement from the board, or their death or disability. The vesting of all equity compensation will accelerate upon a change in control of Clinical Data. In fiscal 2010, Messrs. Kirk, Horner and Tarriff chose to receive their equity compensation in the form of 18,000 shares of restricted stock for Mr. Kirk, and 9,000 shares of restricted stock each for Messrs. Horner and Tarriff. Messrs. Malman and Wallace and Dr. Sobel each chose to receive their equity compensation in fiscal 2010 in the form of 15,000 stock options.

The following table shows the amounts paid to non-employee directors in fiscal 2010:

		Fees Earned or
	Fees Earned	Paid in	Restricted
	or Paid in	Deferred Stock	Stock Awards	Option
Name	Cash ($)	Units ($)	($)(1)	Awards ($)(2)	Total ($)

Randal J. Kirk, Chairman	60,000	—	277,380	—	337,380
Larry D. Horner*	17,000	17,000	138,690	—	172,690
Arthur B. Malman*	34,000	—	—	138,663	172,663
Burton E. Sobel MD*	34,000	—	—	138,663	172,663
Scott L. Tarriff	15,000	—	138,690	—	153,690
Richard J. Wallace	30,000	—	—	138,663	168,663

*	Member of the Audit Committee

(1)	The dollar amounts in this column represent the aggregate grant date fair value for the restricted stock awarded to our non-employee directors in fiscal 2010. These amounts have been calculated in accordance with FASB ASC Topic 718 using the Black-Scholes option-pricing model excluding the impact of estimated forfeitures related to service-based vesting conditions. In fiscal 2010, Messrs. Kirk, Horner and Tarriff received 18,000, 9,000 and 9,000 shares of restricted stock, respectively.

(2)	The dollar amounts in this column represent the aggregate grant date fair value for each stock option awarded to our non-employee directors in fiscal 2010. These amounts have been calculated in accordance with FASB ASC Topic 718 using the Black-Scholes option-pricing model excluding the impact of estimated forfeitures related to service-based vesting conditions. For additional information regarding the assumptions used in the calculation of these amounts, please refer to Note 12 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2010 filed with the SEC on June 14, 2010 which is incorporated herein by reference.

REPORT OF THE AUDIT COMMITTEE*

The following is the report of the Audit Committee with respect to Clinical Data’s audited financial statements for the year ended March 31, 2010.

The purpose of the Audit Committee is to assist the board in fulfilling its responsibility to oversee Clinical Data’s accounting and financial reporting, internal controls and audit functions. The Audit Committee Charter describes in greater detail the full responsibilities of the Audit Committee. The Audit Committee is comprised entirely of independent directors as defined by applicable NASDAQ Stock Market standards.

Management is responsible for our internal controls and the financial reporting process. Our independent registered public accounting firm is responsible for performing an independent integrated audit of our consolidated financial statements and the effectiveness of internal controls over financial reporting in accordance with the standards established by the Public Company Accounting and Oversight Board (United States) and issuing a report thereon. The Audit Committee’s responsibility is to monitor this process. The Audit Committee has reviewed and discussed the consolidated financial statements with management and Deloitte & Touche LLP, our independent registered public accounting firm.

In the course of its oversight of Clinical Data’s financial reporting process, the Audit Committee of the board has:

•	reviewed and discussed with management and Deloitte & Touche LLP, Clinical Data’s audited financial statements for the fiscal year ended March 31, 2010;

•	reviewed and discussed with management and Deloitte & Touche LLP, the effectiveness of internal control over financial reporting as of March 31, 2010;

•	discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board;

•	received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the Deloitte and Touche LLP’s communications with the audit committee concerning independence, and discussed with Deloitte and Touche LLP its independence;

•	reviewed with management and Deloitte & Touche LLP Clinical Data’s critical accounting policies;

•	discussed with Deloitte & Touche LLP any relationships that may impact their objectivity and independence; and

•	considered whether the provision of non-audit services by Deloitte & Touche LLP is compatible with maintaining independence.

Based on the foregoing review and discussions, the Audit Committee recommended to the board that the audited financial statements be included in Clinical Data’s Annual Report on Form 10-K for the year ended March 31, 2010 for filing with the Securities and Exchange Commission.

By the Audit Committee,

Larry D. Horner, Chair
Arthur B. Malman
Burton E. Sobel, M.D.

   * The material in this report is not “soliciting material,” is not deemed “filed” with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Principal Accounting Fees and Services

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte & Touche”) an independent registered public accounting firm, audited our financial statements for the year ended March 31, 2010. The board has appointed Deloitte & Touche to serve as our independent registered public accounting firm for the fiscal year ending March 31, 2011.

The aggregate fees for the audit and other services provided by Deloitte & Touche for the fiscal years 2010 and 2009 are as follows:

	2010	2009

Audit Fees(1)	$719,998	$634,502
Tax Fees(2)	12,225	—

Total	$732,223	$634,502

(1)	Audit fees represent fees for professional services provided in connection with the integrated audit of our consolidated financial statements and effectiveness of internal controls over financial reporting and review of our quarterly financial statements.

(2)	Tax fees represent fees for services rendered to us for tax compliance services and related consultations.

Our Audit Committee has adopted procedures requiring the pre-approval of all non-audit (including tax) services performed by the independent registered public accounting firm in order to assure that these services do not impair the auditor’s independence. These procedures generally approve the performance of specific services subject to a cost limit for all such services. This general approval is to be reviewed, and if necessary modified, at least annually. Management must obtain the specific prior approval of the Audit Committee for each engagement of the independent registered public accounting firm to perform other audit-related or other non-audit services. The Audit Committee does not delegate its responsibility to approve services performed by the independent registered public accounting firm to any member of management.

The standard applied by the Audit Committee in determining whether to grant approval of any type of non-audit service, or of any specific engagement to perform a non-audit service, is whether the services to be performed, the compensation to be paid therefore and other related factors are consistent with the independent registered public accounting firm’s independence under guidelines of the SEC and applicable professional standards. Relevant considerations include whether the work product is likely to be subject to, or implicated in, audit procedures during the audit of our financial statements, whether the independent registered public accounting firm would be functioning in the role of management or in an advocacy role, whether the independent registered public accounting firm’s performance of the service would enhance our ability to manage or control risk or improve audit quality, whether such performance would increase efficiency because of the independent registered public accounting firm’s familiarity with our business, personnel, culture, systems, risk profile and other factors, and whether the amount of fees involved, or the non-audit services portion of the total fees payable to the independent registered public accounting firm in the period would tend to reduce the independent registered public accounting firm’s ability to exercise independent judgment in performing the audit.

All of the non-audit services rendered by Deloitte & Touche with respect to the 2010 fiscal year were pre-approved by the Audit Committee in accordance with this policy and there were not any non-audit services rendered by Deloitte & Touche with respect to the 2009 fiscal year.

ANNEX II

February 21, 2011

The Board of Directors
Clinical Data, Inc.
One Gateway Center
Suite 702
Newton, MA 02458

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Clinical Data, Inc. (the “Company”), other than Randal J. Kirk and entities affiliated with Mr. Kirk (the “Excluded Parties”), of the consideration to be paid to such holders in the proposed Transaction (as defined below) pursuant to the merger agreement (the “Agreement”), among the Company, FL Holding CV (the “Acquiror”), its wholly-owned subsidiary, Magnolia Acquisition Corp. (“Acquisition Sub”) and Forest Laboratories, Inc. (“Guarantor”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub or another direct or indirect wholly owned subsidiary of the Acquiror to commence a tender offer to acquire all outstanding shares of the Company Common Stock (the “Tender Offer”) for consideration per share equal to (i) $30.00 payable in cash (the “Cash Consideration”) plus (ii) a contingent value right (a “CVR”) entitling the holder thereof to a potential payment of up to $6.00 in cash to be issued pursuant to, and in the time frame set forth in, the Contingent Value Rights Agreement (as defined in the Agreement) (the “Contingent Consideration” and, together with the Cash Consideration, the “Consideration”). The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger” and together with the Tender Offer, the “Transaction”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates and other than Appraisal Shares (as defined in the Agreement), will be converted into the right to receive the Consideration. We also understand that, concurrently with the execution of the Agreement, Acquisition Sub and certain officers and directors of the Company, in their capacities as stockholders of the Company, will enter into a Tender and Support Agreement pursuant to which such stockholders will agree, subject to the terms thereof, to tender their shares of Company Common Stock in the Tender Offer and vote their shares of Company Common Stock in favor of adoption of the Agreement.

In connection with preparing our opinion, we have (i) reviewed a draft, dated February 21, 2011, of the Agreement, including the form Contingent Value Rights Agreement attached as an exhibit thereto; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (iv) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions and the consideration paid in such transactions; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement and that the definitive Agreement, including the Contingent Value Rights Agreement, will not differ in any material respect from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction, other than the Excluded Parties, and we express no opinion as to the fairness of the Transaction to, or any consideration paid in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Acquiror, for which we and such affiliates have received customary compensation. Specifically, our commercial banking affiliate is an agent bank and a lender under a revolving credit facility of, and performs treasury and cash management services for, the Acquiror. In addition, our asset management affiliate manages certain investment assets for the Acquiror. In addition, one of our senior officers, who has been actively involved in our engagement by the Company in connection with the Transaction, owns less than 0.5% of the outstanding shares of the Company Common Stock and warrants of the Company, which he has held for approximately five years. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders, other than the Excluded Parties.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF
APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale

III-1

of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting

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corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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